3/13

07021781

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Trilogy Energy Trust

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAR 1 6 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34876

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 3/14/07

File No. 82-34876

RECEIVED

2007 MAR 13 A 9:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

TRILOGY ENERGY TRUST

AR/S 12-31-06

ANNUAL INFORMATION FORM
For the year ended December 31, 2006

March 2, 2007

TABLE OF CONTENTS

Page

NOTE REGARDING FORWARD LOOKING STATEMENTS

This annual information form contains forward-looking statements. Forward-looking statements are typically identified by words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this annual information form include, but are not limited to, statements with respect to: capital expenditures, business strategy and objectives, reserve estimates, net revenue, production levels, exploration plans, development plans, acquisition and disposition plans and the timing thereof, operating costs and other costs, royalty rates, distributions on Trust Units by the Trust and cash flow to be retained by Trilogy for capital and future expenditures.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this annual information form, assumptions have been made regarding, among other things:

- Trilogy's ability to obtain equipment, services and supplies in a timely manner to carry out our activities;
- Trilogy's ability to market the oil and natural gas successfully to current and new customers;
- the timing and costs of pipeline and storage facility construction and expansion and Trilogy's ability to secure adequate product transportation;
- the timely receipt of required regulatory approvals;
- Trilogy's ability to obtain equity and/or debt capital on acceptable terms;
- currency, exchange and interest rates; and
- future oil and gas prices.

Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this annual information form include, but are not limited to:

- the supply and demand of oil and natural gas and volatility of oil and natural gas prices;
- fluctuations in currency and interest rates;
- competition for, among other things, capital, acquisitions of oil and natural gas properties and reserves;
- Trilogy's ability to hire and retain staff;
- risks inherent in Trilogy's operations;
- risks inherent in Trilogy's marketing plan for its production, including credit risk;
- imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids;
- Trilogy's ability to replace and expand its oil and natural gas reserves;
- Trilogy's ability to generate sufficient cash flow from operations to meet its current and future obligations;
- Trilogy's ability to obtain required debt and/or equity capital;
- weather and general economic and business conditions;
- Trilogy's ability to enter into or renew leases;
- restrictions on Trilogy's growth as a result of the October 31 Proposals (as defined herein);
- imprecision in estimating the timing, costs and levels of production and drilling;
- the results of exploration, development and drilling;
- imprecision in estimates of future production capacity;
- Trilogy's ability to secure adequate product transportation;
- uncertainty in the amounts and timing of royalty payments;
- imprecision in estimates of oil, natural gas and other product sales;
- tax pools, tax shelter and tax deductions available to Trilogy;
- changes to legislation and regulations applicable to Trilogy and the interpretation thereof, including tax and environmental legislation and regulations;
- risks associated with existing and potential future lawsuits and regulatory actions against Trilogy;
- obtaining necessary regulatory approvals; and
- the other risk factors set forth under "RISK FACTORS" in this annual information form.

Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. The forward-looking statements contained in this annual information form are made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. The forward-looking statements contained in this annual information form are expressly qualified by this cautionary statement.

NON-GAAP MEASURES

In this annual information form the Trust uses the term "Cash Flow of Trilogy Energy Trust" to refer to the source of cash available for distribution to Unitholders and as an indicator of financial performance. "Cash Flow of Trilogy Energy Trust" is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. Therefore, "Cash Flow of Trilogy Energy Trust" may not be comparable to similar measures presented by other issuers, and investors are cautioned that "Cash Flow of Trilogy Energy Trust" should not be construed as an alternative to net earnings, funds flow from operating activities or other measures of financial performance calculated in accordance with GAAP. **The actual amount of cash that is distributed cannot be assured and future distributions may vary.** The Trust uses such term as an indicator of financial performance because such term is commonly utilized by investors to evaluate royalty trusts and income funds in the oil and gas sector. The Trust believes that such term is a useful supplemental measures as it provides investors with information respecting cash available for distribution from the Trust to Unitholders.

OTHER INTRODUCTORY INFORMATION

This annual information form contains disclosure expressed as "Boe" (barrels of oil equivalent), "MBoe" (thousand of barrels of oil equivalent), "Boe/d" (barrels of oil equivalent per day), "MMcfe" (million cubic feet equivalent), MMcfe/d" (million cubic feet equivalent per day) and "Bcfe" (billion cubic feet equivalent). All oil and natural gas equivalency volumes have been derived using the ratio of six Mcf (thousand cubic feet) of natural gas to one bbl (barrel) of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Unless otherwise specified, all dollar amounts are expressed in Canadian dollars and all references to "dollars" or "$" are to Canadian dollars and all references to "US$" are to United States dollars.

The disclosure in this annual information form is given as of the date of this annual information form except where otherwise indicated.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this annual information form.

"Administration Agreement" means the administration agreement dated February 25, 2005 among Trilogy Energy Ltd., the Trustee for and on behalf of the Trust and the Holding Trust Trustee for and on behalf of Holding Trust;

"Administrator" means Trilogy Energy Ltd. in its capacity as administrator pursuant to the Administration Agreement;

"Blue Mountain" means Blue Mountain Energy Ltd., a corporation formerly incorporated under the *Business Corporations Act* (Alberta);

"Cash Flow of Trilogy Energy Trust" means for, or in respect of, any Distribution Period: (i) all cash amounts which are received by Trilogy Energy Trust for, or in respect of, the Distribution Period, including, without limitation, interest, dividends, distributions, proceeds from the disposition of securities, returns of capital and repayments of indebtedness; plus (ii) the proceeds of any issuance of Trust Units or any other securities of Trilogy Energy Trust, net of the expenses of distribution, and, if applicable, the use of proceeds of any such issuance for the intended purpose; less the sum of (iii) all amounts which relate to the redemption or repurchase of Trust Units and which have become payable in cash by Trilogy Energy Trust in the Distribution Period and any expenses and liabilities of Trilogy Energy Trust in the Distribution Period; and (iv) any other amounts (including taxes) required by law or the Trust Indenture to be deducted, withheld or paid by or in respect of Trilogy Energy Trust in such Distribution Period;

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"Cash Available for Distribution" means all amounts available for distribution during any applicable period to holders of Trust Units;

"Distribution Payment Date" means on or about the day that is 15 days immediately following the end of the Distribution Period or such other date determined from time to time by the Administrator, on behalf of the Trustee;

"Distribution Period" means each calendar month, or such other periods as may be determined from time to time by the Administrator, on behalf of the Trustee;

"Distribution Record Date" means the last day of each Distribution Period or such other date as may be determined from time to time by the Administrator, on behalf of the Trustee, or if that day is not a business day, the next following business day except that December 31 shall in all cases be a Distribution Record Date;

"General Partners" means Trilogy Energy Ltd., Trilogy Redsky Ltd. and Trilogy Blue Mountain Ltd., corporations incorporated under the *Business Corporations Act* (Alberta) which are wholly-owned subsidiaries of the Trust and which are general partners of Trilogy Energy LP, Trilogy Redsky LP and Trilogy Blue Mountain LP (the Limited Partnerships), respectively;

"Holding Trust" means Trilogy Holding Trust, an investment trust established under the laws of Alberta, all of the units of which are owned by the Trust;

"Holding Trust Declaration of Trust" means the declaration of trust dated February 25, 2005 as amended and restated as of April 1, 2005 between The Canada Trust Company, as trustee, and the Trust pursuant to which Holding Trust was established, as such indenture may be amended from time to time;

"Holding Trust Note Indenture" means the note indenture dated February 25, 2005, between Holding Trust and Computershare Trust Company of Canada, as trustee, relating to the issuance of the Holding Trust Notes;

"Holding Trust Notes" means the unsecured promissory notes issued by Holding Trust from time to time in accordance with the Holding Trust Note Indenture, as Series 1, Series 2 or Series 3;

"Holding Trust Trustee" means The Canada Trust Company, the trustee of Holding Trust;

"Holding Trust Unitholder" means a holder of a Holding Trust Unit from time to time;

"Holding Trust Units" means the units of Holding Trust, each of which represents an equal undivided beneficial interest therein;

"Internal Reorganization" means a reorganization of the direct or indirect assets, liabilities and/or securities of any of the Trust, Holding Trust, Trilogy Energy LP or any other direct or indirect Subsidiaries of the Trust that, following the completion of such reorganization, results in the Trust holding directly or indirectly the same interest in the assets and liabilities as existed prior to the reorganization;

"Limited Partnerships" means Trilogy Energy LP, Trilogy Redsky LP and Trilogy Blue Mountain LP, limited partnerships established under the laws of the Province of Alberta pursuant to their respective Limited Partnership Agreements, which are indirect wholly-owned subsidiaries of the Trust;

"Limited Partnership Agreements" means:

- the limited partnership agreement between Trilogy Energy Ltd. as general partner, and Holding Trust as limited partner forming Trilogy Energy LP;
- the limited partnership agreement between Trilogy Redsky Ltd. as general partner, and Holding Trust as limited partner forming Trilogy Redsky LP; and
- the limited partnership agreement between Trilogy Blue Mountain Ltd. as general partner, and Holding Trust as limited partner forming Trilogy Blue Mountain LP;

"LP Units" means limited partnership units of the Limited Partnerships;

"NI 51-101" means National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities;

"Non-Canadian Partnership" means a partnership other than a "Canadian partnership" within the meaning of the Tax Act;

"Non-Resident" means a person who is not resident in Canada within the meaning of the Tax Act;

"Net Profits Interest Agreements" means the net profits interest agreements between Holding Trust and each of the Limited Partnerships;

"NPI" means the net profits interest granted to Holding Trust by the Limited Partnerships pursuant to the Net Profits Interest Agreements;

"Paddock Lindstrom" means Paddock Lindstrom & Associates Ltd., independent petroleum consultants of Calgary, Alberta;

"Paddock Lindstrom Report" means the independent engineering evaluation prepared by Paddock Lindstrom dated **February 9, 2007**, evaluating the Trust's crude oil, natural gas liquids and natural gas reserves effective as of December 31, 2006;

"Paramount" means Paramount Resources Ltd. and, where the context requires, refers collectively to Paramount and its consolidated subsidiaries and partnerships;

"Paramount Resources" means Paramount Resources, an Alberta general partnership of which the partners are Paramount and Summit Resources Corp., a wholly-owned subsidiary of Paramount;

"Properties" means the working, royalty or other interests from time to time in any petroleum and natural gas rights, tangibles and miscellaneous interests, including the Spinout Assets and properties which have been acquired subsequent to the Trust Spinout or may be acquired by the Limited Partnerships at a future date;

"Redsky" means "Redsky Energy Ltd., a corporation formerly incorporated under the *Business Corporations Act* (Alberta);

"Resident" means a person who is resident in Canada within the meaning of the Tax Act;

"Series 1 Notes" means the Series 1 unsecured subordinated demand notes of Holding Trust issued or issuable under the Holding Trust Note Indenture;

"Series 2 Notes" means the Series 2 notes of Holding Trust issuable under the Holding Trust Note Indenture ranking *pari passu* with the Series 1 Notes and Series 3 Notes;

"Series 3 Notes" means the Series 3 notes of Holding Trust issuable under the Holding Trust Note Indenture ranking *pari passu* with the Series 1 Notes and Series 2 Notes;

"Services Agreement" means the services agreement dated April 1, 2005 and as renewed March 3, 2006 between Paramount Resources and Trilogy Energy Ltd. pursuant to which Paramount Resources provides administrative and certain operational services to Trilogy Energy Ltd., which agreement is anticipated to be renewed again on the same terms and conditions until March 31, 2008 prior to the expiry on March 31, 2007 of its current term;

"Special Resolution" means a resolution passed by more than 66⅔% of the votes cast, either in person or by proxy, at a meeting of the applicable securityholders at which a quorum was present, called for the purpose of approving such resolution, or a resolution approved in writing by holders of more than 66⅔% of the votes represented by the applicable securities entitled to be voted on such resolution;

"Special Voting Rights" means special voting rights of the Trust, issued pursuant to the Trust Indenture and entitling the holders thereof to attend meetings of Unitholders and to such number of votes as prescribed by the directors at the time of issue;

"Spinout Assets" means the oil and gas properties and assets which became indirectly owned by the Trust pursuant to the Trust Spinout;

"Subsidiary" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"Tax Act" means the *Income Tax Act* (Canada), as amended, including the regulations promulgated thereunder;

"Trilogy" or the **"Trust"** means Trilogy Energy Trust, an unincorporated open-ended investment trust established under the laws of Alberta pursuant to the Trust Indenture, and, where the context requires, refers collectively to Trilogy Energy Trust, Holding Trust, the Limited Partnerships and the General Partners;

"Trust Indenture" means the trust indenture dated February 25, 2005 as amended and restated as of April 1, 2005 and May 9, 2006 between Computershare Trust Company of Canada, the settlor of the Trust and Trilogy Energy Ltd., pursuant to which the Trust was established, as such indenture may be amended from time to time;

"Trust Spinout" has the meaning ascribed thereto under the heading "General Development of the Trust" in this annual information form;

"Trust Units" means the units of the Trust, each of which represents an equal undivided beneficial interest in the distributions and, upon the termination or dissolution of the Trust, the net assets of the Trust;

"Trustee" means Computershare Trust Company of Canada, the trustee of the Trust; and

"Unitholder" means a holder of a Trust Unit from time to time.

GENERAL DEVELOPMENT OF THE TRUST

Trilogy is an open-ended unincorporated investment trust established under the laws of Alberta resulting from the spinout of certain assets from Paramount which was completed on April 1, 2005 (the "Trust Spinout"). Pursuant to the Trust Spinout, each holder of common shares of Paramount received one new common share of Paramount and one Trust Unit for each common share previously held. The Trust Spinout was completed through a series of transactions including an arrangement under the *Business Corporations Act* (Alberta) involving Paramount and its shareholders and optionholders. Through such transactions, Trilogy (i) became the indirect owner of certain oil and gas assets in the Kaybob and Marten Creek areas of Alberta previously owned by Paramount, (ii) issued 79,133,395 Trust Units and (iii) paid approximately $220 million in cash to, and assumed $15 million of debt from, Paramount. Paramount retained 19% of the Trust Units issued, with Paramount's shareholders receiving the remaining 81% of the Trust Units issued. Trilogy became a reporting issuer in certain provinces of Canada upon the completion of the Trust Spinout and its outstanding Trust Units were listed and posted for trading on the Toronto Stock Exchange on April 6, 2005. Paramount remained as a separate publicly listed independent oil and gas company.

Trilogy was formed on February 25, 2005 for the purposes of the Trust Spinout. **All information respecting the assets of Trilogy in this annual information form which precedes April 1, 2005 is information respecting such assets while they were owned by Paramount or companies or entities from whom Paramount acquired the assets.**

Paramount owns approximately 16.24% of the outstanding Trust Units and has limited involvement in the operational and administration of Trilogy pursuant to the Services Agreement.

2005

On December 30, 2005, Trilogy completed a public offering of 6,000,000 Trust Units at a price of $24.75 per Trust Unit for gross proceeds of $148.5 million.

2006

On March 31, 2006, Trilogy completed the acquisition of all of the shares of Redsky, a private oil and gas company, for consideration of 6,500,000 Trust Units pursuant to a plan of arrangement. The implicit value of the transaction was approximately $124.4 million. The Redsky acquisition provided Trilogy with oil and gas assets in the Grande Prairie area of Alberta with production of approximately 2,000 Boe/d at the time of the acquisition.

On October 26, 2006, Trilogy completed the acquisition of all of the shares of Blue Mountain, a public oil and gas company, for consideration of approximately $141.1 million, including the repayment of Blue Mountain's debt of approximately $20.4 million. The Blue Mountain acquisition was funded by Trilogy's existing credit facility and a $100 million acquisition credit facility put in place for the acquisition. The Blue Mountain acquisition complemented the Redsky acquisition by expanding the Grande Prairie area with oil and gas assets of approximately 1,600 Boe/d at the time of the acquisition and undeveloped land that is expected to significantly increase drilling opportunities in the area.

On December 21, 2006, the Minister of Finance (Canada) released for comment draft legislation concerning the taxation of certain publicly traded trusts and partnerships. The legislation reflects proposals originally announced on October 31, 2006. Under the proposed legislation, a tax would apply at the trust level on distributions from certain "specified investment flow-through" ("SIFT") trusts and SIFT partnerships (which includes the Trust). The tax would be comparable to a combined federal and provincial rate and the distributions would be treated as dividends to unitholders. Existing SIFT trusts will have a four-year transition period and will not be subject to the proposal until January 1, 2011. Until such rules are released in final legislative form and passed into law it is uncertain what the impact of such rules will be to the Trust and its Unitholders. For further discussion on this draft tax legislation and announcement see "RISK FACTORS – Changes in tax and other laws may adversely affect Unitholders".

The Trust received necessary approvals for a normal course issuer bid through the facilities of the Toronto Stock Exchange. Under the normal course issuer bid, Trilogy may purchase up to 4,624,801 Trust Units during the period from November 24, 2006 to November 23, 2007. No Trust Units were purchased through this normal course issuer bid as at the date of this annual information form

STRUCTURE OF THE TRUST

The following diagram shows the interrelationship of the Trust, Holding Trust, the Limited Partnerships and the General Partners.


Unitholders
Trilogy Energy Trust
100%
Administrator
100%
100%
100%
Trilogy Blue Mountain Ltd.
Trilogy Redsky Ltd.
Administrator
Trilogy Holding Trust
Trilogy Energy Ltd.
1% General Partner
1% General Partner
99% Limited Partner
99% Limited Partner
1% General Partner
1% General Partner
99% Limited Partner
Trilogy Blue Mountain LP
(Limited Partnership)
Oil and Gas Assets
Trilogy Redsky LP
(Limited Partnership)
Oil and Gas Assets
Trilogy Energy LP
(Limited Partnership)
Oil and Gas Assets

Notes:
(1) The Trust also holds all of the Series 1 Notes issued by Holding Trust
(2) Holding Trust holds the NPI

Trilogy Energy Trust

The Trust is an open-ended unincorporated investment trust established by the Trust Indenture under the laws of Alberta. The Trust indirectly holds its oil and natural gas properties and related assets in the Kaybob, Grande Prairie and Marten Creek areas of Alberta, through the Limited Partnerships. Computershare Trust Company of Canada is the trustee of the Trust pursuant to the Trust Indenture, and the Administrator is the administrator of the Trust pursuant to the Administration Agreement. The beneficiaries of the Trust are the Unitholders. The head office and principal business office of the Trust is located at 4100, 350 — 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Trilogy Holding Trust

Holding Trust is an investment trust established by the Holding Trust Declaration of Trust under the laws of Alberta. The Trust holds all of the issued Holding Trust Units and Series 1 Notes in the principal amount of approximately $1,471.5 billion. Holding Trust holds the entire limited partnership interest in the Limited Partnerships as well as any notes of the Limited Partnerships. The Canada Trust Company is the trustee of Holding Trust pursuant to the Holding Trust Declaration of Trust, and the Administrator is the administrator of Holding Trust pursuant to the Administration Agreement.

Limited Partnerships and General Partners

The Limited Partnerships are limited partnerships established by the Limited Partnership Agreements under the laws of Alberta. The General Partners are the general partners of the Limited Partnerships. The only limited partner of the Limited Partnerships is Holding Trust, which holds a 99% limited partnership interest in the each of the Limited Partnerships. Each of the General Partners hold a 1% general partnership interest in the limited partnership of which it is the general partner. The General Partners are corporations incorporated under the *Business Corporations Act* (Alberta) and are a wholly-owned subsidiaries of the Trust.

In addition to holding the entire general partnership interest in Trilogy Energy LP, Trilogy Energy Ltd. is also the administrator of the Trust and Holding Trust, responsible for the administration of, and all significant decisions relating to, the Trust and Holding Trust pursuant to the Administration Agreement. Trilogy Energy Ltd. has retained Paramount Resources pursuant to the Services Agreement to assist it in performing limited services to Trilogy Energy LP in its capacity as general partner and in providing administrative and operating services to the Trust and Holding Trust in its capacity as administrator of the Trust and Holding Trust.

For more detailed information respecting the Trust, Holding Trust, the Limited Partnerships and the General Partners, see "Information Concerning Trilogy Energy Trust, Trilogy Holding Trust, the Limited Partnerships, the General Partners and the Administrator".

NARRATIVE DESCRIPTION OF THE BUSINESS

OVERVIEW

The Trust's oil and gas properties, the majority of which are located in the Kaybob, Grande Prairie and Marten Creek areas of Alberta, are primarily developed, high working interest properties that are geographically concentrated. These properties have numerous low-risk, down-spacing drilling opportunities and good access to operated infrastructure and processing facilities.

The Trust makes monthly cash distributions to Unitholders from the cash flow generated by the oil and gas assets held by the Limited Partnerships. Cash flow available for distribution to Unitholders flows from the Limited Partnerships to Holding Trust through the NPI granted to Holding Trust by the Limited Partnerships pursuant to the Net Profits Interest Agreements. Pursuant to the Net Profits Interest Agreements, the Limited Partnerships make payments to Holding Trust from time to time as agreed to by Holding Trust and the Limited Partnerships (provided that at least two payments are made in each calendar year in respect of at least nine months of such calendar year) of 99% of all revenues from the Limited Partnerships' oil and gas properties and assets less permitted deductions (such as production costs, debt service costs, taxes, general and administrative expenses and capital expenditures). Cash flow available for distribution may also be distributed to Holding Trust and the General Partners as distributions on units of the Limited Partnerships. The payments to Holding Trust from the Limited Partnerships pursuant to the Net Profits Interest Agreements and as distributions on units of the Limited Partnerships flow from Holding Trust to the Trust primarily through cash distributions on the Holding Trust Units held by the Trust. Once the cash flow available for distribution is received by the Trust it is distributed to Unitholders by way of monthly cash distributions.

The strategy of the Trust is to maximize the value of its production and to maintain its reserve base by replacing produced reserves at competitive finding and development costs. The Trust's assets are suited to this strategy because its oil and gas properties are primarily high working interest located in geographically concentrated areas that have multizone geologic potential. These properties have numerous low-risk, down-spacing drilling opportunities with good access to infrastructure and processing facilities. The majority of the wells and producing infrastructure are operated by Trilogy.

Trilogy will continue to identify and evaluate additional opportunities to increase cash flow from its assets by optimizing production, and implementing operational efficiencies to lower operating expenses. Additional opportunities to enhance the value of the Trilogy's assets through lower risk development activities have been identified. Trilogy believes that these opportunities will mitigate declines in production, upgrade Trilogy's reserves and add to its production at costs that are typically lower than through acquisitions.

The Trust has a large undeveloped land base, comprised of approximately 732,350 (578,936 net) acres of undeveloped lands as of December 31, 2006 in proximity to the Trust's producing properties.

The Trust's objective is to provide Unitholders with monthly cash distributions at a level that supports the sustainability of the Trust. The Trust's development drilling portfolio is funded primarily through retained cash flow. Acquisitions by the Trust are expected to be financed through bank financing and/or the issuance of additional Trust Units from treasury. Cash distributions to Unitholders are made by the Trust from Cash Available for Distribution.

MAJOR PROPERTIES

The following is a summary of Trilogy's major producing properties.

Trilogy retained independent qualified reserves evaluators, Paddock Lindstrom, to evaluate 100% of the Trust's natural gas and crude oil reserves as at December 31, 2006 and such evaluators reported on them in the Paddock Lindstrom Report. All reserves information contained in the descriptions of Trilogy's major producing properties described below are as of December 31, 2006 and are derived from the Paddock Lindstrom Report. Estimates of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation. References to reserves in the following property descriptions are based on forecast prices and costs contained in the Paddock Lindstrom Report.

Kaybob, Alberta

This property represents approximately 82% of the production from the Trust's assets as of December 31, 2006. The Trust operates the majority of this area, which produced approximately 20,276 Boe/d as of December 31, 2006, comprised of approximately 93.3 MMcf/d of natural gas and 4,717 Bbl/d of crude oil and natural gas liquids. The Paddock Lindstrom Report has assigned, as at December 31, 2006, 43,652.5 MBoe of proved reserves and 61,570.8 MBoe of proved plus probable reserves to this area. The Kaybob area contains approximately 717 gross (467.9 net) producing wells as of December 31, 2006. The Trust's assets also contained 313,400 gross (199,843 net) developed acres and 449,490 gross (358,426 net) undeveloped acres of land in this area as of December 31, 2006.

The wells in this area produce primarily from the Viking, Gething, Montney and Swan Hills formations which have a well depth of 1,800 to 3,500 metres. Other potential in this area is believed to be contained in the Spirit River, Belly River and Nordegg formations.

Some of the natural gas production from this property is processed at four Trust-operated natural gas plants in which the Trust holds an average 80% working interest. These plants process approximately 61% of the Trusts' natural gas production in this area. The Trust also holds an average 60% interest in three main Trust-operated oil batteries, which process approximately 64% of the Trusts' oil and condensate production in this area.

Grande Prairie, Alberta

This property represents approximately 8% of the production from the Trust's assets as of December 31, 2006. The Trust operates approximately 50% of the producing wells in this area, which produce approximately 2,000 Boe/d as of December 31, 2006, comprised of approximately 10.5 MMcf/d of natural gas and 250 Boe/d of crude oil and natural gas liquids. The Paddock Lindstrom Report has assigned, as at December 31, 2006, 3,505.6 MBoe of proved reserves and 4,947.8 MBoe of proved plus probable reserves to this area. The Grande Prairie area contains approximately 78 gross (54.1 net) producing wells as of December 31, 2006. The Trust's assets also contained 31,520 gross (19,536 net) developed acres and 114,560 gross (85,150 net) undeveloped acres of land in this area as of December 31, 2006.

The wells in this area produce primarily from the Doe Creek, Cadotte, Gething, Halfway and Montney formations which have a well depth of 900-3000 metres.

The main gathering system and processing plant in this area are operated by large, independent oil and gas producers. Trilogy does not have ownership in any gas processing facilities in this area.

Marten Creek, Alberta

This property represents approximately 10% of the production from the Trust's assets as of December 31, 2006. The Trust operates the majority of this area, which produced approximately 2,600 Boe/d as of December 31, 2006, comprised of approximately 15.6 MMcf/d of natural gas. The Paddock Lindstrom Report has assigned, as at December 31, 2006, 2,668.6 MBoe of proved reserves and 5,483.7 MBoe of proved plus probable reserves to this area. The Marten Creek area contained 57 gross (46.8 net) producing wells as of December 31, 2006. The Trust's assets also contained 32,640 gross (32,087 net) developed acres and 100,640 gross (89,648 net) undeveloped acres of land in this area as of December 31, 2006.

The wells in this area produce primarily from the Viking, Clearwater and Wabiskaw formations which have a well depth of 300-700 metres.

The main gathering system and processing plant in this area is operated by a midstream processing company.

In addition to the above information by area, the Trust held as of December 31, 2006 additional assets containing 60 gross (34.2 net) producing wells and 20,271 gross (9,292 net) developed acres and 67,660 gross (45,712 net) undeveloped acres of land in other areas of Alberta, Saskatchewan and British Columbia.

RESERVES AND OTHER OIL AND GAS INFORMATION

Paddock Lindstrom evaluated the natural gas and crude oil reserves as at December 31, 2006 and reported on them in the Paddock Lindstrom Report. The evaluation by Paddock Lindstrom was prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101.

The following tables set forth information relating to the Trust's working interest share of reserves, net reserves after royalties, and present worth values as at December 31, 2006. The reserves are reported using constant price and costs as well as forecast prices and costs. Columns may not add in the following tables due to rounding.

All evaluations of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Trust's assets. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas liquids and natural gas reserves may be greater than or less than the estimates provided herein.

Under current tax legislation, the tax-efficient structure of the Trust should preclude any income taxes from being payable in the Trust or other direct/indirect subsidiaries of the Trust. Accordingly, after-tax amounts are not shown for the Trust's reserve data information. For further discussion on proposed legislation that may impact the future taxability of the Trust, see "RISK FACTORS – Changes in tax and other laws may adversely affect Unitholders".

Reserves Information

Reserves Data - Constant Price and Costs

The following table summarizes the reserves evaluated at December 31, 2006 using constant price and costs.

	Natural Gas		Light and Medium Crude Oil		Natural Gas Liquids		Total	
Reserves Category	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
	(Bcf)	(Bcf)	(Mstb)	(Mstb)	(Mstb)	(Mstb)	(MBoe)	(MBoe)
Proved								
Developed producing	199.4	159.4	4,153	3,574	5,052	3,482	42,434	33,628
Developed non-producing	27.7	21.6	69	56	464	312	5,146	3,962
Undeveloped	11.3	8.8	111	85	204	145	2,206	1,703
Total Proved	238.4	189.8	4,334	3,716	5,720	3,938	49,787	39,293
Probable	106.2	84.9	2,203	1,914	2,285	1,571	22,183	17,639
Total Proved plus Probable	344.6	274.8	6,536	5,630	8,005	5,509	71,970	56,932

Net Present Value of Future Net Revenue – Constant Price and Costs

The following table summarizes the net present values of future net revenue attributable to reserves evaluated at December 31, 2006 for the constant price and costs case. The net present values are reported before income taxes at discount rates of 0 %, 5 %, 10 %, 15 %, and 20 %.

	Before Income Taxes Discounted at[(1)]				
Reserves Category	**0%**	**5%**	**10%**	**15%**	**20%**
			($ millions)		
Proved					
Developed producing	999.1	807.5	683.3	596.4	532.2
Developed non-producing	99.1	79.9	66.7	57.1	49.9
Undeveloped	45.8	26.4	17.5	12.7	9.8
Total Proved	1,144.0	913.8	767.5	666.2	591.9
Probable	494.7	308.1	215.8	162.8	129.0
Total Proved plus Probable	1,638.7	1,221.9	983.3	829.0	720.9

Note:
(1) The net present value of future net revenue after income taxes has not been included under the assumption the Trust is not taxable.

Total Future Net Revenue – Constant Price and Costs

The following table summarizes the total undiscounted future net revenue before income taxes evaluated at December 31, 2006 using constant price and costs.

Reserves Category	Revenue	Royalties[1]	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes[2]
			($ millions)			
Proved	2,136.9	416.3	527.3	26.6	22.7	1,144.0
Proved plus Probable	3,080.8	593.7	769.9	54.5	23.9	1,638.7

Notes:
(1) Royalties includes crown royalties, freehold royalties, overriding royalties and mineral taxes.
(2) The future income tax expenses and net present value of future net revenue after income taxes has not been included under the assumption the Trust is not taxable.

Future Net Revenue by Production Group - Constant Price and Costs

The following table summarizes the net present value of future net revenue by production group before income taxes evaluated at December 31, 2006 using constant price and costs, discounted at 10 %.

Reserves Category	Production Group	Future Net Revenue Before Income Taxes
		(discounted at 10%) ($ millions)
Proved	Natural gas[1]	624.4
	Light and medium crude oil[2]	149.2
	Other revenue	(6.2)
Total Proved		767.5
Proved plus Probable	Natural gas[1]	793.4
	Light and medium crude oil[2]	194.7
	Other revenue	(4.7)
Total Proved plus Probable		983.3

Notes:
(1) Natural gas includes coalbed methane and associated and non-associated gas (including by-products).
(2) Light and medium crude oil contains solution gas and other by-products.

Reserves Data – Forecast Prices and Costs

The following table summarizes the reserves evaluated at December 31, 2006 using forecast prices and costs.

Reserves Category	Natural Gas Gross	Natural Gas Net	Light and Medium Crude Oil Gross	Light and Medium Crude Oil Net	Natural Gas Liquids Gross	Natural Gas Liquids Net	Total Gross	Total Net
	(Bcf)	(Bcf)	(Mstb)	(Mstb)	(Mstb)	(Mstb)	(MBoe)	(MBoe)
Proved								
Developed producing	199.6	159.7	4,154	3,575	5,058	3,506	42,477	33,690
Developed non-producing	27.7	21.6	69	56	464	313	5,143	3,966
Undeveloped	11.3	8.8	111	85	204	146	2,206	1,703
Total Proved	238.6	190.1	4,334	3,716	5,726	3,965	49,827	39,359
Probable	106.1	84.9	2,203	1,914	2,286	1,584	22,175	17,650
Total Proved plus Probable	344.7	275.0	6,537	5,630	8,012	5,549	72,002	57,009

Net Present Value of Future Net Revenue – Forecast Prices and Costs

The following table summarizes the net present values of future net revenue attributable to reserves evaluated at December 31, 2006 for the forecast prices and costs case. The net present values are reported before income taxes at discount rates of 0 %, 5 %, 10 %, 15 %, and 20 %.

	Before Income Taxes Discounted at[(1)]				
Reserves Category	**0%**	**5%**	**10%**	**15%**	**20%**
			($ millions)		
Proved					
Developed producing	1,305.2	1,034.9	864.9	749.1	664.9
Developed non-producing	140.0	111.8	92.9	79.5	69.4
Undeveloped	72.9	40.7	26.7	19.4	15.1
Total Proved	1,518.1	1,187.4	984.6	848.0	749.4
Probable	731.4	432.2	295.0	219.6	172.9
Total Proved plus Probable	2,249.5	1,619.6	1,279.5	1,067.5	922.2

Note:
(1) The net present value of future net revenue after income taxes has not been included under the assumption the Trust is not taxable.

Total Future Net Revenue - Forecast Prices and Costs

The following table summarizes the total undiscounted future net revenue before income taxes evaluated at December 31, 2006 using forecast prices and costs.

Reserves Category	**Revenue**	**Royalties[(1)]**	**Operating Costs**	**Development Costs**	**Well Abandonment Costs**	**Future Net Revenue Before Income Taxes[(2)]**
			($ millions)			
Proved	2,695.5	519.0	603.4	27.1	27.9	1,518.1
Proved plus Probable	4,031.8	764.2	930.0	55.9	32.1	2,249.5

Notes:
(1) Royalties includes crown royalties, freehold royalties, overriding royalties and mineral taxes.
(2) The future income tax expenses and the net present value of future net revenue after income taxes has not been included under the assumption the Trust is not taxable.

Future Net Revenue by Production Group - Forecast Prices and Costs

The following table summarizes the net present value of future net revenue by production group before income taxes evaluated at December 31, 2006 using forecast prices and costs, discounted at 10 %.

Reserves Category	**Production Group**	**Future Net Revenue Before Income Taxes**
		(discounted at 10%) ($ millions)
Proved	Natural gas[(1)]	838.6
	Light and medium crude oil[(2)]	152.5
	Other revenue	(6.5)
Total Proved		984.6
Proved plus Probable	Natural gas[(1)]	1,084.5
	Light and medium crude oil[(2)]	200.1
	Other revenue	(5.0)
Total Proved plus Probable		1,279.5

Notes:
(1) Natural gas includes coalbed methane and associated and non-associated gas (including by-products).
(2) Light and medium crude oil includes solution gas and other by-products.

The following definitions and assumptions form the basis of classification for reserves presented in the Paddock Lindstrom Report:

(a) **Proved Reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Developed Reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

Developed Producing Reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Developed Non-producing Reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

Undeveloped Reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

(b) **Probable Reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(c) **Gross Reserves** are defined as the reserves owned before deduction of any royalties.

(d) **Net Reserves** are defined as the gross reserves of the properties in which an interest is held, less all royalties and interests owned by others.

Summary of Pricing and Inflation Rate Assumptions

The following table summarizes the prices used in the Paddock Lindstrom Report in calculating the net present value of future net revenue attributable to reserves.

Constant Price

Pentanese Plus (Condensate)	Butane	Propane	Edmonton 40° API	AECO C Natural Gas Price
(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/MMbtu)
$71.78	$54.06	$42.13	$67.06	$6.07

Forecast Prices

	US Henry Hub Gas Price	Alberta Gas Reference Price	WTI @ Cushing	Edmonton Reference Price	Condensate	Butane	Propane	Inflation Rates[1]	Exchange Rate[2]
	(US$/MMbtu)	(Cdn$/MMbtu)	(US$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(Cdn$/Bbl)	(%/year)	(US$/Cdn$)
2007....	7.25	7.12	61.00	68.58	68.58	48.01	41.15	2%	0.870
2008....	7.75	7.72	60.00	67.40	67.40	47.18	40.44	2%	0.870
2009....	7.75	7.70	60.00	67.37	67.37	47.16	40.42	2%	0.870
2010....	7.75	7.68	58.00	65.04	65.04	45.53	39.03	2%	0.870
2011....	7.91	7.83	56.00	62.71	62.71	43.90	37.63	2%	0.870

Notes:
(1) Inflation rates for forecasting prices and costs subsequent to 2011 were 2% per year.
(2) Exchange rates used to generate the benchmark reference prices in this table.

Reconciliation of Reserves

Reconciliation of Net Reserves by Principal Product Type using Forecast Prices and Costs

The following table sets forth the reconciliation of the Trust's net reserves for the year ended December 31, 2006 using forecast prices and costs. Net reserves include working interest reserves after royalties.

	Light and Medium Oil			Associated Gas and Non-Associated Gas			Natural Gas Liquids			Total		
	Net proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)	Net proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Mboe)	Net Probable (Mboe)	Net Proved Plus Probable (Mboe)
January 1, 2006	3,167.5	1,606.7	4,774.2	171,912.7	77,621.0	249,533.8	3,638.6	1,573.9	5,212.5	35,458.2	16,117.4	51,575.6
Extensions	56.1	22.2	78.4	9,516.2	(246.2)	9,270.0	112.4	(77.5)	34.8	1,754.5	(96.3)	1,658.2
Improved Recovery	260.5	(158.9)	101.5	819.7	253.4	1,073.2	45.5	(36.6)	8.9	442.6	(153.3)	289.3
Technical Revisions	574.1	319.9	894.0	9,406.0	(4,026.9)	5,379.1	531.9	(33.3)	498.6	2,673.7	(384.5)	2,289.2
Discoveries	-	-	-	18,733.1	5,988.9	24,722.0	317.2	112.4	429.6	3,439.4	1,110.5	4,549.9
Acquisitions	386.9	126.6	513.5	15,540.8	5,682.2	21,223.1	214.8	76.6	291.4	3,191.9	1,150.3	4,342.1
Dispositions	-	-	-	(1,365.4)	(273.0)	(1,638.4)	(140.2)	(31.5)	(171.7)	(367.8)	(77.0)	(444.8)
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(728.7)	(3.0)	(731.7)	(34,498.7)	(82.8)	(34,581.4)	(755.0)	(0.3)	(755.3)	(7,233.5)	(17.1)	(7,250.6)
December 31, 2006	3,716.4	1,913.5	5,629.9	190,064.6	84,916.7	274,981.3	3,965.1	1,583.8	5,548.9	39,358.9	17,650.1	57,009.0

Reconciliation of Changes in Future Net Revenue

The following table sets forth Trilogy's future net revenue before income taxes attributed to net proved reserves from January 1, 2006 to December 31, 2006 using constant prices and costs, discounted at 10 %.

Period / Factor	Before Income Tax - 2006 (M$)
Estimated Future Net Revenue at January 1, 2006	1,169,773
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(304,449)
Net Changes in Prices, Production Costs and Royalties Related to Future Production	(380,459)
Changes in Estimated Future Development Costs	(6,192)
Extensions, Improved Recovery and Discoveries	87,313
Acquisitions of Reserves	59,905
Dispositions of Reserves	(5,396)
Net Changes Resulting from Revisions in Quantity Estimates	56,220
Accretion of Discount	116,977
Net Change in Royalty Tax Credits	(2,085)
All Other Changes	(24,142)
Estimated Future Net Revenue at December 31, 2006	767,465

Additional Information Relating to Reserves Data

Undeveloped Reserves

The following table summarizes the gross proved undeveloped reserves for the most recent five financial years, using forecast prices and costs.

Product	2006	2005	2004	2003	2002
Natural Gas (Bcf)	9.0	10.9	19.9	3.5	3.9
Light and medium crude oil (MBbl)	-	-	-	437	437
Natural Gas Liquids (MBbl)	190	210.0	240	55	46

These reserves are classified as proved undeveloped if they are expected to be recovered from new wells on previously undrilled acreage with untested reservoir characteristics, or they are reserves from existing wells that require major capital expenditures to bring them on production.

The following table summarizes the gross probable undeveloped reserves for the most recent five financial years, using forecast prices and costs.

Product	2006	2005	2004	2003	2002
Natural Gas (Bcf)	11.9	9.6	23.1	2.7	3.3
Light and medium crude oil (MBbl)	35.0	45.0	225	109	219
Natural Gas Liquids (MBbl)	75.9	117.8	299.2	38	30

These reserves are classified as probable undeveloped when analysis of drilling, geological, geophysical and engineering data does not demonstrate them to be proved under current technology and existing economic conditions; however, this analysis does suggest that there is a likelihood of their existence and future recovery.

Future Development Costs

The following table describes the estimated future development costs deducted in the estimation of future net revenue. The costs are per reserve category and quoted for no discount and a discount rate of 10 %.

Reserve Category	2007E		2008E		2009E		2010E		2011E	
($ millions)	0%	10%	0%	10%	0%	10%	0%	10%	0%	10%
Proved:										
Constant Price Case	15.9	15.2	7.2	6.3	1.0	0.8	0.3	0.2	0.4	0.2
Forecast Price Case	15.9	15.2	7.3	6.4	1.0	0.8	0.3	0.2	0.4	0.3
Proved & Probable Reserves:										
Constant Price Case	26.9	25.7	14.5	12.8	6.0	4.8	2.4	1.7	1.5	1.0
Forecast Price Case	26.9	25.7	14.6	12.9	6.3	4.9	2.6	1.8	1.6	1.1

Trilogy expects that funding for future development costs will come from Trilogy's cash flow, a properly managed debt funding program and, in some cases, equity issues.

Other Oil and Gas Information

Oil and Gas Properties and Wells

As at December 31, 2006, Trilogy had an interest in 1,340 gross (883.2 net) producing and non-producing oil and natural gas wells as follows:

	Producing		Non-producing(1)	
	Gross(2)	Net(3)	Gross(2)	Net(3)
Crude Oil Wells				
Kaybob	135	84.9	65	45.0
Grande Prairie	12	10.6	4	2.1
Marten Creek	12	1.8	1	0.2
Other(4)	24	18.6	6	5.9
Subtotal	183	116.0	76	53.1
Natural Gas Wells				
Kaybob	582	383.0	239	154.4
Grande Prairie	66	43.4	40	30.4
Marten Creek	45	45.0	30	29.0
Other(4)	36	15.6	43	13.3
Subtotal	729	487.0	352	227.1
Total	912	603.0	428	280.2

Notes:

(1) "Non-producing" wells are wells considered capable of production but which, for a variety of reasons including but not limited to a lack of markets and lack of development, cannot be placed on production at the present time.

(2) "Gross" wells means the number of wells in which there is a working interest or a royalty interest or a royalty interest that may be convertible to a working interest.

(3) "Net" wells means the aggregate number of wells obtained by multiplying each gross well by the percentage working interest therein.

(4) Includes wells in the Drayton Valley area of Alberta

Properties with No Attributed Reserves

Trilogy properties with no attributed reserves at December 31, 2006 total 732,350 gross (578,936 net) acres. Such acreage amounts are approximately 64.8% and 68.9% of total gross and net land holdings, respectively. As at December 31, 2006, there were 179,724 gross (146,793) net acres of undeveloped lands that are due to expire in 2007. In respect of such acreage, actual acreage that will expire may be less than these amounts to the extent Trilogy is able to continue the leases.

Forward Contracts

The Trust's financial contracts and future commitments to purchase and sell natural gas, oil and natural gas liquids as at December 31, 2006 are set forth at note 10 of Trilogy's audited consolidated financial statements as at and for the year ended December 31, 2006. Such financial statements are available on SEDAR (www.sedar.com).

Subsequent to December 31, 2006, Trilogy agreed to purchase 20,000 MMbtu/d in March of 2007 at a NYMEX fixed price of US $7.695 per MMbtu.

Abandonment & Reclamation Costs

As at December 31, 2006 the Trust's assets had 912.9 net wells, including service wells, for which abandonment and reclamation costs were expected to be incurred. Abandonment and reclamation costs are estimated by Trilogy taking into consideration the costs associated with remediation, decommissioning, abandonment and reclamation, as well as the salvage values of equipment. These costs are adjusted to reflect working interests held, and are time discounted in accordance with the requirements of National Instrument 51-101. Costs and salvage values are attributed individually to particular assets and aggregated to determine total liability. In estimating these costs, other than those associated with remediation, reference is made to third party publications including AEUB Directives 006 and 011, as well as the Controlled Materials Price Catalogue (published annually by the Petroleum Accountants Society of Canada). If these third party estimates are believed to be low, higher internally generated estimates, based on previous experience, are used. Estimated abandonment and reclamation costs are then increased to reflect any remediation costs, such as those associated with a spill. These costs are determined on a case by case basis with the assistance of third party environmental companies. Estimated abandonment and reclamation costs are then reviewed by Paddock Lindstrom.

Estimated abandonment and reclamation costs, net of estimated salvage value, for surface leases, wells, facilities and pipelines, undiscounted and discounted at 8.5%, are $228.2 million and $56.0 million, respectively. The future net revenue disclosed above based on the Paddock Lindstrom Report does not contain an allowance for abandonment and reclamation costs for surface leases, facilities and pipelines. The Paddock Lindstrom Report, using forecast prices and costs on a proved plus probable basis, deducted $32.2 million (undiscounted) and $10.6 million (10% discount) for abandonment and reclamation costs for well bores only in estimating the future net revenue disclosed herein.

It is not expected that any material amounts with respect to abandonment and reclamation costs will be incurred in the next three years.

Tax Horizon

As a result of the Trust's current tax-efficient structure, income for tax purposes is transferred from the operating entities and Holding Trust to the Trust. From the Trust, this income is then passed on to Unitholders in the form of distributions. As such, no income tax liability is expected to be incurred by the Trust under current tax legislation. However, on December 21, 2006, the Minister of Finance released for comment draft legislation concerning the taxation of certain publicly traded trusts and partnerships as announced by the Minister of Finance on October 31, 2006. If such legislation is enacted, it would affect the taxability of the Trust. For further discussion on this announcement and draft legislation see "RISK FACTORS – Changes in tax and other laws may adversely affect Unitholders".

Costs Incurred

The following table summarizes, for the periods indicated, the costs incurred by Trilogy for property acquisitions and exploration and development costs. Additional information regarding Trilogy's corporate acquisitions are set forth in note 3 of Trilogy's audited consolidated financial statements as at and for the year ended December 31, 2006. Such financial statements are available on SEDAR (www.sedar.com).

Cost Type	Q4	Q3	Q2	Q1
		($ millions)		
Non-corporate acquisitions and dispositions				
Proved properties	(12.0)	-	0.4	-
Unproved properties (including undeveloped land)	1.1	1.5	11.2	5.9
Exploration	13.7	22.3	1.9	26.8
Development (including facilities)	23.5	7.4	11.5	42.8
	26.3	31.2	25.0	75.5
Corporate acquisitions[1]				
Proved properties	45.7	-	-	46.4
Unproved properties (including undeveloped land)	42.0	-	-	13.5
	87.7	-	-	59.9
Total	114.0	31.2	25.0	135.4

Note:

(1) Excludes costs attributed to goodwill and other costs on such acquisitions

Exploration and Development Activities

The following table summarizes the results of Trilogy's drilling activities for 2006. The working interest in certain of these wells may change after payout.

	2006	
	Gross[1]	Net[2]
Development Wells[3]		
Gas	48	38.9
Oil	-	-
Service	-	-
Dry	11	10.0
Subtotal	59	48.9
Exploratory Wells[4]		
Gas	19	14.4
Oil	-	-
Dry	7	5.0
Subtotal	26	19.4
Total wells	85	68.3
Success rate	79%	78%

Notes:

(1) "Gross" wells means the number of wells in which there is a working interest or a royalty interest or a royalty interest that may be converted to a working interest.

(2) "Net" wells means the aggregate number of wells obtained by multiplying each gross well by the percentage working interest therein.

(3) "Development" well is a well drilled within or in close proximity to a discovered pool of petroleum or natural gas.

(4) "Exploratory" well is a well drilled either in search of a new and as yet undiscovered pool of petroleum or natural gas or with the expectation of significantly extending the limit of a pool that is partly discovered.

The total capital budget for the Trust for 2007 is estimated at $100 million. Much of the activity in 2007 will focus on development. The following table describes the estimated capital budget per core area, excluding potential land acquisitions of up to $10 million:

Area	**2007E**
	($ millions)
Kaybob	80
Grande Prairie	15
Marten Creek	5
Total	100

Note:

(1) Paddock Lindstrom has estimated the capital expenditures for the Trust's assets to be approximately $27 million in its evaluation (proved plus probable (forecast pricing) - production and cash flow forecast report).

Production Estimates

The following table summarizes the total estimated gross production for 2007 using constant prices and costs.

	Estimated Production — Constant Price and Costs	
	Proved	**Proved plus Probable**
Natural gas (Bcf)	43.3	46.8
Light and medium crude oil (MBbls)	807.2	842.3
Natural gas liquids (MBbls)	929.2	968.8
Total (MBoe)	**8,951.4**	**9,606.1**

The following table summarizes the total estimated gross production for 2007 using forecast prices and costs.

	Estimated Production — Forecast Prices and Costs	
	Proved	**Proved plus Probable**
Natural gas (Bcf)	43.3	46.8
Light and medium crude oil (MBbls)	807.2	842.3
Natural gas liquids (MBbls)	929.9	969.4
Total (MBoe)	8,960.4	9,610.0

Sales History

The following tables summarize daily sales volume results for the Trust's assets on a quarterly and annual basis for 2006.

	2006	**Q4**	**Q3**	**Q2**	**Q1**
Produced gas (MMcf/d)	118	121	117	118	118
Light and medium crude oil and natural gas liquids (Bbl/d)	4,970	4,935	4,854	5,103	4,990

Note:

(1) NI 51-101 requires all reported petroleum and natural gas production to be measured in marketable quantities with adjustments for heat content included in the commodity price reported. As such, natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

The following table summarizes the average netbacks in respect of the Trust's assets on a quarterly and annual basis for 2006.

	Netbacks – 2006				
	2006	Q4	Q3	Q2	Q1
Produced Gas ($/Mcf)					
Price, before transportation	7.52	7.51	6.58	6.81	9.18
Transportation	0.39	0.35	0.40	0.43	0.38
Royalties	1.72	1.56	1.36	1.56	2.40
Operating costs (2)	1.66	1.77	1.65	1.73	1.50
Netback excluding realized financial instruments	3.75	3.83	3.17	3.08	4.89
Realized financial instruments	1.15	0.92	0.64	3.10	(0.06)
Netback including realized financial instruments	4.90	4.75	3.81	6.18	4.83
Total Conventional Oil and Natural Gas Liquids ($/Bbl)					
Price, before transportation	65.93	58.11	72.68	69.55	63.38
Transportation	1.04	1.08	1.06	1.18	1.00
Royalties	14.62	12.67	14.24	17.01	14.63
Operating costs (2)	9.97	10.60	9.88	10.37	9.00
Netback excluding realized financial instruments	40.30	33.76	47.50	40.99	38.75
Realized financial instruments	(0.02)	6.24	(3.35)	(3.3)	0.38
Netback including realized financial instruments	40.28	40.00	44.15	37.69	39.13

Notes:

(1) NI 51-101 requires all reported petroleum and natural gas production to be measured in marketable quantities with adjustments for heat content included in the commodity price reported. As such, natural gas production volumes are measured in marketable quantities, with adjustments for heat content and transportation reflected in the reported natural gas price.

(2) Operating costs include all costs related to the operation of wells, facilities and gathering systems. Processing revenue has been deducted from these costs. A number of assumptions have been made in allocating these costs between oil, natural gas liquids and natural gas production.

The following table summarizes production volumes from the Trust's assets for 2006.

Natural Gas (MMcf)	
Kaybob	34,072
Grande Prairie	2,514
Marten Creek	6,601
Total	43,187
Light and Medium Crude Oil and Natural Gas Liquids (MBbl)	
Kaybob	1,721
Grande Prairie	92
Marten Creek	-
Total	1,813
Total (Mboe)	9,012

GENERAL

Competitive Conditions

The petroleum and natural gas industry is highly competitive. Trilogy competes with numerous other participants in the search for and acquisition of crude oil and natural gas properties and in the marketing of these commodities. Competition is particularly intense in the acquisition of prospective oil and natural gas properties and reserves. Trilogy's competitive position depends upon its geological, geophysical and engineering expertise, its financial resources and its ability to raise capital through equity or debt issuances or borrowings. In addition, successful reserve replacement in the future will depend not only on the further development of present properties, but also on the ability to select and acquire suitable prospects for exploratory drilling and development.

The petroleum and natural gas industry has been experiencing a large number of business combinations involving companies and entities of all sizes. This consolidation process has resulted in a number of asset rationalization programs pursuant to which assets have become available for acquisition. This same consolidation process has resulted in some industry participants, with whom Trilogy may be competing for attractive large asset or share acquisitions, becoming larger and more competitive, which increases the demand for acquisitions.

Trilogy has firm receipt pipeline service for the majority of its natural gas production as opposed to interruptible receipt service. Trilogy closely monitors the daily production from all of its plants to ensure that contractual obligations are met and that production is directed to the highest netback market.

Employees

As of December 31, 2006, Trilogy had 197 full-time head office employees and contract personnel; this includes 75 full time office employees plus 13 contract personnel. In the field Trilogy employs 66 full-time employees and 43 contract personnel to operate four gas plants, three oil batteries and manage Trilogy's operated wells. Throughout 2006, 17 full-time head office employees were transferred from Paramount Resources to Trilogy. Additionally, certain of Paramount Resources' employees provide services to Trilogy pursuant to the Services Agreement. The compensation of full-time employees includes a combination of salary, benefits, long-term compensation awards and cash bonuses based on, among other things, appreciation of the Trust Unit trading price and cash distributions on the Trust Units.

Environmental Protection

The oil and natural gas industry is governed by environmental requirements under federal, provincial, and municipal laws, regulations and guidelines, which restrict and/or prohibit the release or emission of pollutants and regulate the storage, handling, transportation and disposal of various substances produced or utilized in association with oil and gas industry operations.

The tenet of Trilogy's environmental policy is to protect the environment, to maintain public health and safety and to comply with all applicable laws, regulations and standards. Trilogy will do all that it reasonably can to ensure that sound environmental, health and safety practices are followed in all of its operations and activities.

The Environmental, Health and Safety Committee is guided by a specific set of principles to ensure that this policy is supported. These principles apply to all employees and are designed to make certain that all applicable environmental laws, regulations and standards are complied with. Trilogy monitors all activities and makes reasonable efforts to ensure that companies who provide services to Trilogy will operate in a manner consistent with its environmental policy.

DIRECTORS AND OFFICERS OF TRILOGY ENERGY LTD.

The following information is provided for each individual who is a director of or holds an executive office with Trilogy Energy Ltd., the general partner of Trilogy Energy LP and the administrator of the Trust and Holding Trust, as at the date of this annual information form. All directors serve until the next annual meeting of Unitholders or until their successor is elected or appointed.

Directors

Names and Municipality of Residence	Director Since	Principal Occupation for Past Five Years
Clayton H. Riddell(1)(6) Calgary, Alberta	April 1, 2005	Chairman of the Board and Chief Executive Officer of Paramount (a petroleum and natural gas company).

Names and Municipality of Residence	Director Since	Principal Occupation for Past Five Years
James H.T. Riddell(4)(5)(6) Calgary, Alberta	Formation	President and Chief Operating Officer of Paramount since June 2002. Prior thereto, Mr. Riddell held various positions with Paramount.
M. H. (Mick) Dilger(2)(4) Calgary, Alberta	May 18, 2005	Vice President, Business Development of Pembina Pipeline Corporation (a Canadian energy infrastructure corporation) since March 2005. Prior thereto, Mr. Dilger was the Chief Financial Officer of VISTA Midstream Solutions Ltd. (a Canadian energy infrastructure corporation) from 1999 until July 2003.
Wilfred A. Gobert(1) (3) Calgary, Alberta	November 15, 2006	Independent businessman. Vice Chairman of Peters & Co. Limited ("Peters & Co.") (an investment firm specializing in the Canadian oil and gas industry) from September 2002 until May 2006. Prior thereto, Mr. Gobert was Managing Director, Research with Peters & Co. since August 1979.
Robert M. MacDonald(2)(3)(7) Calgary, Alberta	April 1, 2005	Independent Businessman and Corporate Director. Mr. MacDonald was the Director, Oil & Gas, Commercial Banking with CIBC World Markets Inc. (a global investment banking firm) from 1998 to 2003.
E. Mitchell Shier(3)(4) Calgary, Alberta	April 1, 2005	A lawyer who has practised oil and gas and commercial law as a partner with Heenan Blaikie LLP (a national law firm) in Calgary since 2002. Prior thereto, Mr. Shier practised oil and gas and commercial law as a partner with other major law firms in Calgary.
Donald F. Textor(1) Locust Valley, New York	April 1, 2005	Portfolio Manager, Dorset Energy Fund and Partner, Knott Partners Management LLC (an investment advisory firm). Mr. Textor was a Partner and Managing Director at Goldman Sachs (a global investment banking firm) until 2001.

Names and Municipality of Residence	Director Since	Principal Occupation for Past Five Years
John G. (Jack) Williams(1)(2) Calgary, Alberta	May 18, 2005	President and Chief Executive Officer of Adeco Exploration Company Ltd. (a petroleum and natural gas exploration and development company)

Notes:

(1) Member of the Compensation Committee of Trilogy Energy Ltd.'s board.

(2) Member of the Audit Committee of Trilogy Energy Ltd.'s board.

(3) Member of the Corporate Governance Committee of Trilogy Energy Ltd.'s board.

(4) Member of the Environmental, Health and Safety Committee of Trilogy Energy Ltd.'s board.

(5) Mr. Riddell was a director of Jurassic Oil and Gas Ltd. ("Jurassic"), a private oil and gas company, within one year prior to such company becoming bankrupt. Jurassic's bankruptcy was subsequently annulled.

(6) While Messrs C. H. Riddell and J. H. T. Riddell hold executive offices with the Administrator and devote substantial time to the Administrator's business, they are not paid a salary by the Administrator for their services. Accordingly, their offices with the Administrator are not considered their principal occupation.

(7) Lead Director

Executive Officers

Names and Municipality of Residence	Office	Principal Occupation for Past Five Years
Clayton H. Riddell(1) Calgary, Alberta	Chairman of the Board	Chairman of the Board and Chief Executive Officer of Paramount.
James H.T. Riddell(1) Calgary, Alberta	President and Chief Executive Officer	President and Chief Operating Officer of Paramount since June 2002. Prior thereto, Mr. Riddell held various positions with Paramount.
Michael G. Kohut(2) Calgary, Alberta	Chief Financial Officer	Chief Financial Officer of Trilogy Energy Trust since June 1, 2006. Prior thereto, Mr. Kohut was the President and a director of Global Railway Industries Ltd. from January 1997 to October 2005
John B. Williams Calgary, Alberta	Chief Operating Officer	Chief Operating Officer of Trilogy since April 2005. From July 2002 to May 31, 2006, Mr. Williams held the position of Corporate Operating Officer of Paramount. From 1998 to July 2002, he held the position of Senior Geologist with Paramount.
Gail L. Yester(2) Calgary, Alberta	General Counsel and Corporate Secretary	General Counsel and Corporate Secretary of Trilogy since June 1, 2006. From April 1, 2005 to May 31, 2006 Ms. Yester was Associate General Counsel and Assistant Corporate Secretary of Trilogy. Prior thereto, Ms. Yester was an independent businesswoman consulting primarily for Paramount.

Notes:

(1) While Messrs C. H. Riddell and J. H. T. Riddell hold executive offices with Trilogy Energy Ltd. and devote substantial time to the its business, they are not paid a salary for their services. Accordingly, their offices with the Administrator are not considered their principal occupation.

(2) Until June 2006, Bernard K. Lee held the office of Chief Financial Officer and Charles E. Morin held the office of General Counsel and Corporate Secretary. In conjunction with the appointment of Michael G. Kohut as Chief Financial Officer and Gail L. Yester as General

Counsel and Corporate Secretary, Messrs B. K. Lee and C.E. Morin resigned from their officers. Prior to their resignation, a portion of the salaries paid to Messrs. B. K. Lee and C. E. Morin by Paramount (as officers and employees of Paramount) was allocated to, and reimbursed by, Trilogy Energy Ltd. for services rendered by these individuals as officers of Trilogy Energy Ltd. pursuant to the Services Agreement.

As at December 31, 2006, the directors and officers of Trilogy Energy Ltd. as a group beneficially owned or controlled, directly or indirectly, 32,557,182 Trust Units, representing approximately 35.17% of the 92,566,681 Trust Units outstanding at such date.

Certain directors and officers of the General Partners are also directors and/or officers and/or significant shareholders of other companies or entities engaged in the oil and gas business generally and which, in certain cases, own interests in oil and gas properties in which Trilogy holds, or may in the future hold, an interest. As a result, situations may arise where such individuals have a conflict of interest. Such conflicts of interest will be resolved in accordance with the *Business Corporations Act* (Alberta), and internal policies respecting conflicts of interest. The *Business Corporations Act* (Alberta) requires that a director or officer of a corporation who is party to a material contract or proposed material contract with the corporation, or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the corporation, disclose in writing to the corporation or request to have entered into the minutes of meetings of directors the nature and extent of the director's or officer's interest; and, if a director, that he or she not vote on any resolution to approve the contract, except in certain circumstances. The *Business Corporations Act* (Alberta) also requires that a corporation's directors and officers act honestly and in good faith with a view to the best interest of the corporation. The Trust's internal policies respecting conflicts of interest require that directors and officers of the General Partners avoid putting themselves in a conflict of interest position and, if such a position arises, that disclosure of such position be made so that the General Partners can approve or disapprove such position, with disapproved conflict of interest positions requiring immediate cessation by the director or officer.

Additionally, certain conflicts of interest could arise as a result of the relationships between Paramount and the Trust. While the Trustee is independent of Paramount and its affiliates, the Trust Indenture confers the responsibility for the administration of, and all significant decisions relating to, the Trust to the Administrator. Two of the directors and officers of Trilogy Energy Ltd. are directors and officers of Paramount. Trilogy Energy Ltd. is dependent, in part, upon Paramount Resources for administrative and operating services in respect of the business of the Trust and its subsidiaries. The directors and officers of Paramount and Trilogy Energy Ltd. have fiduciary duties to manage Paramount and Trilogy Energy Ltd., respectively, in a manner beneficial to Paramount and Trilogy Energy Ltd., respectively. The Administrator, as the administrator of the Trust, has a duty to administer the affairs of the Trust with a view to the best interests of the Trust, and the General Partners of the Limited Partnerships have a fiduciary duty to manage the Limited Partnerships in a manner beneficial to all partners of the Limited Partnerships, including Holding Trust and, indirectly, the Trust. The duties of the directors and officers of the Administrator, General Partners and Paramount to those entities may come into conflict with the interests of the Unitholders.

MARKET FOR SECURITIES

The Trust Units are listed on the Toronto Stock Exchange under the trading symbol "TET.UN".

The following table outlines the monthly trading price range and trading volume of the Trust Units for the fiscal year ended December 31, 2006 on the Toronto Stock Exchange:

	Price Range ($)		
2006	**High**	**Low**	**Trading Volume**
January	23.75	21.75	6,320,275
February	23.50	18.35	5,371,215
March	20.09	17.91	12,238,501
April	22.25	19.14	10,143,407
May	21.15	17.50	9,904,112
June	19.75	17.50	3,055,132
July	20.24	18.00	4,187,403
August	20.70	18.52	3,973,433
September	18.73	15.33	4,560,649
October	16.89	14.04	8,235,105
November	13.77	10.52	12,766,874
December	12.40	11.00	5,190,679

RECORD OF CASH DISTRIBUTIONS

During 2006, the Trust declared the following monthly cash distributions[(1)]:

Month	Per Unit Distribution
January	$0.25
February	$0.25
March	$0.25
April	$0.25
May	$0.20
June	$0.20
July	$0.20
August	$0.20
September	$0.20
October	$0.16
November	$0.16
December	$0.16

Note:

(1) The Trust's monthly cash distribution per unit for January and February 2007 was $0.10.

The board of directors of the Administrator decreased the per unit distribution amount in May and October of 2006 and again in January 2007. The reductions were due primarily to the Trust having less Cash Available for Distribution as a result of lower commodity prices.

For Trilogy's policy on cash distributions to Unitholders and other information about distributions, see "Information Concerning Trilogy Energy Trust, Trilogy Holding Trust, the Limited Partnerships, the General Partners and the Administrator. - The Trust - Distributions".

INFORMATION CONCERNING TRILOGY ENERGY TRUST, TRILOGY HOLDING TRUST, THE LIMITED PARTNERSHIPS, THE GENERAL PARTNERS AND THE ADMINISTRATOR

The Trust

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Generally, each Trust Unit is transferable, subject to compliance with applicable Canadian securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder. See "The Trust - Redemption Right".

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in the Trust. As holders of Trust Units in the Trust, the Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit, among other things, is a function of anticipated distributable income from Holding Trust and the ability of the Limited Partnerships to effect long term growth in the value of the Trust. The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The after-tax return from an investment in Trust Units to Unitholders subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Trust (portions of which may be fully or partially taxable or may constitute non-taxable returns of capital). The composition for tax purposes of those distributions may change over time, thus affecting the after-tax return to Unitholders see "RISK FACTORS – Changes in tax and other laws may adversely affect Unitholders".

Special Voting Rights

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Rights which will enable the Trust to provide voting rights to holders of exchangeable shares that may be issued by subsidiaries of the Trust in connection with exchangeable share transactions.

An unlimited number of Special Voting Rights may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Rights will not be entitled to any distributions of any nature whatsoever from the Trust and will be entitled to attend at meetings of Unitholders and to such number of votes at meetings of Unitholders as may be prescribed by the board of directors of the Administrator in the resolution authorizing the issuance of any Special Voting Rights. Except for the right to attend and vote at meetings of the Unitholders, the Special Voting Rights will not confer upon the holders thereof any other rights.

Unitholders Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort in connection with the Trust or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Trust's assets. Pursuant to the Trust Indenture, the Trust (to the extent of the Trust assets) will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Pursuant to the *Income Trust Liability Act* (Alberta) which was proclaimed in Alberta on July 1, 2004, any beneficiary of a trust that is: (a) created by a trust instrument governed by the laws of Alberta; and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee of the Trust.

The activities of the Trust and its wholly-owned subsidiaries, are conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of the Limited Partnerships and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants (including so called "special warrants" or "subscription receipts" which may be exercisable for no additional consideration), options and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the board of directors of the Administrator may determine. The Trust Indenture also provides that the Administrator may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as the board of directors of the Administrator may determine.

Distribution Reinvestment Plan

Commencing with the monthly cash distribution paid in July 2006 to Unitholders of record on June 30, 2006, the Trust adopted a Distribution Reinvestment Plan (the "Plan"). The Plan provides eligible Unitholders with the opportunity to reinvest their cash distributions, on each Distribution Payment Date, in additional Trust Units at a price equal to 95% of the average market price. Average market price is defined in the Plan to be the volume weighted average trading price of the units on the Toronto Stock Exchange for the ten normal trading days preceding the Distribution Payment Date.

The Trust subsequently announced the suspension of the Plan effective for the November 2006 Distribution Period. The suspension was made in conjunction with the Minister of Finance's (Canada) announcement on the taxation of income trusts and the ensuing impact of such announcement on the Trust's unit trading price. For further discussion on this announcement see "RISK FACTORS – Changes in tax and other laws may adversely affect Unitholders".

Distributions

The Trust intends to make cash distributions to Unitholders on each Distribution Payment Date at a level that supports the sustainability of the Trust. Such distributions are dependent on numerous factors as described in this annual information form, including the financial performance of the Limited Partnerships, debt covenants and obligations of the Limited Partnerships and Holding Trust and the working capital requirements and future capital requirements of the Limited Partnerships. The Trust Indenture provides that the Trust must distribute to Unitholders each year, subject to any limitations imposed by any agreements with lenders, all of the Trust's net income for tax purposes for the year, net realized capital gains for the year and any other applicable amounts so the Trust will not have any liability for income tax in the year.

Distributions in respect of a Distribution Period are paid to Unitholders of record as at the close of business on each Distribution Record Date. The distribution for any Distribution Period is paid on the Distribution Payment Date.

If the Administrator determines that the Trust does not have cash in an amount sufficient to make payment of the full amount of any distribution declared by the Trust or required by the Trust Indenture, the payment may include the issuance of additional Trust Units and/or other securities of the Trust and/or the transfer of other property having a value equal to the difference between the amount of the distribution and the amount of cash which has been determined by the Administrator to be available for the payment of such distribution. The Trust Indenture provides that immediately after any distribution of additional Trust Units in such circumstances, the number of outstanding Trust Units may be consolidated at the Administrator's discretion, such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units (subject to Trust Units being sold to satisfy withholding tax obligations of the Trust where required).

A return on investment in Trust Units is not comparable to the return on an investment in a fixed-income security. Although the Trust intends to make distributions of its available cash, these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors including the Trust's financial performance, debt covenants and obligations, working capital requirements and future capital requirements. In addition, the market value of the Trust Units may decline if the Trust is unable to meet its cash distribution targets in the future, and that decline may be significant.

See "Risk Factors - Risks Relating to the Trust Units".

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of a duly completed and properly executed notice requesting the Trust to redeem Trust Units. Upon receipt of the notice to redeem Trust Units by the transfer agent of the Trust, the holder thereof shall thereafter cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as required) including the right to receive any distributions thereon which are declared payable on a date subsequent to the day of receipt by the Trust of the notice requesting redemption.

Cash Redemption

Upon receipt by the transfer agent of the Trust of the notice to redeem Trust Units, the tendering Unitholder will thereafter be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (a) 95% of the market price of the Trust Unit on the principal stock exchange on which the Trust Units are quoted for trading during the period of the last 10 trading days immediately after the date on which the Trust Units were tendered for redemption; and (b) the closing market price on the principal stock exchange on which the Trust Units are listed on the date that the Trust Units were tendered for redemption.

The aggregate Market Redemption Price payable by the Trust in respect of the Trust Units surrendered for redemption during any calendar month, subject to the limitations set forth below, shall be paid by cheque on the last day of the calendar month following the month in which the Trust Units were tendered for redemption.

Unitholders will not receive cash upon the redemption of their Trust Units if:

(a) the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month exceeds $50,000; unless the Administrator, in its sole discretion, waives the monthly $50,000 limit in respect of all Trust Units tendered for redemption in any calendar month. If this limitation is not so waived, the Trust Units tendered for redemption in such calendar month shall be redeemed for cash based on the Market Redemption Price, and unless any applicable regulatory approvals are required, by a distribution *in specie* of the Trust's assets, based on the "*in specie* Redemption Price" (as defined below), which may include Series 3 Notes or other assets held by the Trust, on a *pro rata* basis;

(b) at the time such Trust Units are tendered for redemption, the outstanding Trust Units are not listed for trading on the TSX or traded or quoted on any stock exchange or market which the Administrator considers, in its sole opinion, provides representative fair market value prices for the Trust Units;

(c) the normal trading of the Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date that such Trust Units tendered for redemption were tendered to the Trust for redemption or for more than five trading days during the 10 day trading period prior to the date on which such Trust Units were tendered for redemption; or

(d) the redemption of Trust Units will result in the delisting of the Trust Units on the principal stock exchange on which the Trust Units are listed.

In Specie Redemption

If a cash redemption is not available for Trust Units tendered for redemption by a Unitholder, then such Unitholder will, instead of the Market Redemption Price per Trust Unit, be entitled to receive a price per Trust Unit (the "*in specie* Redemption Price") equal to the fair market value of a Trust Unit as determined by the Administrator in its sole discretion. The *in specie* Redemption Price will, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution *in specie* of Trust assets, which may include Series 3 Notes or other assets held by the Trust (other than Holding Trust Units), as determined in the sole discretion of the Administrator.

The aggregate *in specie* Redemption Price payable by the Trust in respect of the Trust Units surrendered for redemption during any calendar month shall be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, within five business days after the end of the calendar month in which the Trust Units were tendered for redemption, of Trust assets.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Series 3 Notes which may be distributed *in specie* to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Series 3 Notes. Series 3 Notes will not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Non-Resident Unitholders

It is in the best interest of Unitholders that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that at no time may Non-Residents and Non-Canadian Partnerships be the beneficial owners of more than 49% of all outstanding Trust Units. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Unitholders who are Non-Residents or Non-Canadian Partnerships. In this regard, the Administrator may, at any time and from time to time, in its sole discretion, request that the Trustee make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership, perform residency searches of Unitholder and beneficial Unitholder mailing address lists and take such other steps specified by the Administrator, at the cost of the Trust, to determine or estimate as best possible the residence of the beneficial owners of Trust Units.

If at any time the board of directors of the Administrator, in its sole discretion, determines that it is in the best interest of the Trust, the Administrator may: (i) require the Trustee to refuse to accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration to the Administrator that the Trust Units to be issued or transferred to such person will not when issued or transferred be beneficially owned by a Non-Resident or Non-Canadian Partnership; (ii) to the extent practicable in the circumstances, send a notice to registered holders of Trust Units which are beneficially owned by Non-Residents or Non-Canadian Partnerships, chosen in inverse order to the order of acquisition or registration of such Trust Units beneficially owned by Non-Residents or Non-Canadian Partnerships or in such other manner as the Administrator may consider equitable and practicable, requiring them to sell their Trust Units which are beneficially owned by Non-Residents or Non-Canadian Partnerships or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of such Trust Units or provided the Administrator with satisfactory evidence that such Trust Units are not beneficially owned by Non-Residents or Non-Canadian Partnerships within such period, the Administrator may, on behalf of such registered Unitholder, sell such Trust Units and, in the interim, suspend the voting and distribution rights attached to such Trust Units and make any distribution in respect of such Trust Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units so disposed of and their rights shall be limited to receiving the net proceeds of sale, and any distribution in respect thereof deposited as aforesaid, net of applicable taxes and costs of sale, upon surrender of the certificates representing such Trust Units; (*iii*) delist the Trust Units from any non-Canadian stock exchange; and (iv) take such other actions as the board of directors of the Administrator determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of Trust Units held by Non-Residents or Non-Canadian Partnerships to ensure that not more than 49% of the outstanding Trust Units are beneficially owned by Non-Residents or Non-Canadian Partnerships.

Meetings of Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the appointment or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of the directors of the Administrator and the appointment of the auditors of the Trust.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 5% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Exercise of Voting Rights Attached to Securities of Holding Trust and Trilogy Energy Ltd.

The Trust Indenture prohibits the Trustee from voting the Holding Trust Units, the Trust's securities of Trilogy Energy Ltd. or, where applicable, the Holding Trust Notes; or vote the Trust's securities of, or permit Holding Trust or Trilogy Energy Ltd. to vote their interests in Trilogy Energy LP, to authorize:

(a) any sale, lease or other disposition of all or substantially all of the assets of Trilogy Energy Ltd., Holding Trust or Trilogy Energy LP, except in conjunction with an Internal Reorganization or a pledge in accordance with the provisions of the Trust Indenture;

(b) any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving Holding Trust or Trilogy Energy LP, except in conjunction with an Internal Reorganization;

(c) any material amendment to the Holding Trust Note Indenture, other than an amendment which is not prejudicial to the Trust;

(d) the winding-up, liquidation or dissolution of Trilogy Energy Ltd., Holding Trust or Trilogy Energy LP prior to the end of the term of the Trust; or

(e) any material amendment to the Holding Trust Declaration of Trust, the Trilogy Energy LP limited partnership agreement or the constating documents of Trilogy Energy Ltd., in a manner prejudicial to the Trust,

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

Trustee

Computershare Trust Company of Canada is the trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee is prohibited from acquiring any investment which would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act at the time such investment was acquired. The initial term of the Trustee's appointment is until the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trustee. The Trustee may also be removed by Special Resolution of the Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Delegation of Authority, Administration and Trust Governance

The board of directors of the Administrator has generally been delegated the significant management decisions of the Trust pursuant to the Administration Agreement. In particular, the Trustee has delegated to the Administrator responsibility for any and all matters relating to the following: (a) an Offering (as defined in the Trust Indenture); (b) ensuring compliance with all applicable laws, including in relation to an Offering; (c) all matters relating to the content of any Offering Documents (as defined in the Trust Indenture), the accuracy of the disclosure contained therein, and the certification thereof; (d) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (e) all matters relating to the redemption of Trust Units; (f) all matters relating to the voting rights on any investments in the assets of the Trust or any Subsequent Investments; and (g) all matters relating to the specific powers and authorities as set forth in the Trust Indenture.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholders or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the property of the Trust, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any error in judgement, any action taken or not taken in good faith in reliance on any documents that are, *prima facie* properly executed, any depreciation of, or loss to, the property of the Trust incurred by reason of the dealing with any asset, any inaccuracy in any evaluation provided by any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the Administrator, or any other person to whom the Trustee has, with the consent of the Administrator, delegated any of its duties hereunder, or any other action or failure to act (including failure to compel in any way any trustee to redress any breach of trust or any failure by the Administrator to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless and to the extent that such liabilities arise principally and directly out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the property of the Trust. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Special Resolution.

The Trustee may, without the approval of any of the Unitholders, amend the Trust Indenture for the purpose of:

(a) ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b) ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

(c) ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(d) removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not materially prejudiced thereby;

(e) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not materially prejudiced thereby;

(f) making such other amendments which in the opinion of the Trustee are necessary or desirable as a result of changes or proposed changes in taxation or other laws or the administration or enforcement thereof; or

(g) to change the *situs* of, or the laws governing, the Trust which, in the opinion of the Trustee is desirable in order to provide Unitholders with the benefit of any legislation limiting their liability.

At the annual and special meeting of Unitholders held on May 9, 2006, the Unitholders passed a special resolution and an ordinary resolution on a disinterested basis (in respect of (c) below) approving the adoption of amendments to the Trust Indenture to:

(a) allow the issuance or transfer of other securities or other property of the Trust in addition to or instead of additional Trust Units in circumstances where the Administrator determines that there is not sufficient cash to distribute to Unitholders all of the income and net realized capital gains of the Trust in a particular year;

(b) provide the Administrator with the ability to determine whether additional Trust Units distributed to Unitholders in such circumstances should be or should not be automatically consolidated following such distribution;

(c) change the percentage of the market price of the Trust Units payable on redemption of the Trust Units from 90% to 95%, and make other minor clarifying revisions to the redemption provisions; and

(d) make certain consequential amendments to the Trust Indenture in respect of such amendments.

Additional information regarding these amendments is provided in the Trust's Management Information & Proxy Circular dated March 5, 2006, and the full text of the amendments is in the Amended and Restated Trust Indenture, both of which can be found on SEDAR (www.sedar.com) or obtained by contacting the Corporate Secretary of the Administrator at 4100, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

Takeover Bid

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid, on the terms offered by the offeror.

Termination of the Trust

The Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 25% of the outstanding Trust Units; (b) a quorum of 50% of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Unitholders.

The Trust shall continue for a term ending on the earlier of December 31, 2104 and the date which is the day prior to the date, if any, the Trust would otherwise be void by virtue of any applicable rule against perpetuities then in force in Alberta. Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustee, being not more than two years prior to the end of the term of the Trust. In the event that the Trust is wound-up, the Trustee will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. In no event will the Trust be wound up until all royalties or net profits interests have been disposed of, and under no circumstances shall any Unitholder come into any possession of any interest in a royalty or net profits interest. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders *pro rata*.

Reporting to Unitholders

The financial statements of the Trust are audited annually by an independent recognized firm of chartered accountants. The audited and unaudited financial statements of the Trust are publicly filed and mailed to Unitholders in accordance with applicable securities laws and the Trust Indenture. The year end of the Trust is December 31. PricewaterhouseCoopers LLP are the auditors of the Trust.

The Trust is also subject to the continuous disclosure obligations of applicable securities laws.

Holding Trust

The Holding Trust Declaration of Trust contains provisions substantially similar to those of the Trust Indenture. The principal differences between the Holding Trust Declaration of Trust and the Trust Indenture are those described below.

General

Holding Trust is an investment trust and its activities are restricted essentially to acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities of the Limited Partnerships and other corporations, partnerships, trusts or other persons involved in the acquisition, exploration, development, exploitation and disposition of all types of petroleum and natural gas and energy related assets and other related business.

Trustee and Governance

The trustee of Holding Trust is The Canada Trust Company. The Holding Trust Trustee supervises the activities and manages the affairs of Holding Trust.

The Holding Trust Declaration of Trust provides that, subject to its terms and conditions, the Holding Trust Trustee may, in respect of Holding Trust's assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner and will supervise the investments and conduct the affairs of Holding Trust. The Holding Trust Declaration of Trust prohibits a Non-Resident from acting as a trustee. The Holding Trust Trustee is responsible for, among other things:

(a) acting for, voting on behalf of and representing Holding Trust as a limited partner of the Limited Partnerships;

(b) maintaining records and providing reports to its unitholders;

(c) supervising the activities of Holding Trust; and

(d) effecting payments of available cash from Holding Trust to its unitholders.

Fundamental Transactions

The Holding Trust Declaration of Trust provides that Holding Trust shall not enter into or implement certain fundamental transactions without the prior written approval of the holder or holders of two-thirds of the outstanding Holding Trust Units. In addition, the Holding Trust Declaration of Trust provides that Holding Trust shall not vote securities held by it of Trilogy Energy LP, to authorize, among other things:

(a) any sale, lease or other disposition of all or substantially all of the assets of Trilogy Energy LP, except in conjunction with an Internal Reorganization;

(b) any merger, amalgamation, arrangement, reorganization, recapitalization, business combination or similar transaction involving Trilogy Energy LP, except in conjunction with an Internal Reorganization;

(c) the winding-up, liquidation or dissolution of Trilogy Energy LP prior to the end of the term of Holding Trust; or

(d) any material amendment to the Trilogy Energy LP limited partnership agreement by which Trilogy Energy LP is created, in a manner prejudicial to Holding Trust;

without the prior written authorization of the holder or holders of two-thirds of the issued and outstanding Holding Trust Units.

Distributions

The Holding Trust Declaration of Trust provides that Holding Trust will make monthly cash distributions to holders of record of Holding Trust Units on the last business day of each month. Such distributions will be paid on the same date as the Trust's Distribution Payment Date (which is intended to occur on or about the 15th day of each month). All of the Holding Trust's available cash will be distributed to holders of Holding Trust Units by way of monthly cash distributions, after satisfaction of its debt service obligations (principal and interest) and any cash redemptions or repurchases of Holding Trust Units and Holding Trust Notes. The Holding Trust Declaration of Trust provides that Holding Trust must distribute to holders of Holding Trust Units each year, subject to any limitations imposed by any agreements with lenders, all of Holding Trust's net income for tax purposes for the year, net realized capital gains for the year and any other applicable amounts so Holding Trust will not have any liability for income tax in the year.

If the Holding Trust Trustee determines that Holding Trust does not have cash in an amount sufficient to make payment of the full amount of any distribution, the payment may include the issuance of additional Holding Trust Units and Holding Trust Notes having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Holding Trust Trustee to be available for the payment of such distribution. The value of each Holding Trust Unit or Holding Trust Series 1 Note so issued will be the redemption price thereof.

Holding Trust Notes

Holding Trust Notes are issuable in series under the Holding Trust Note Indenture. As part of the Arrangement, Holding Trust issued to the Trust Series 1 Notes in the principal amount of approximately $1,205 million. Additional subscriptions for Series 1 Notes were issued to the Trust of approximately $140 million in conjunction with the Trust's December 31, 2005 issuance of 6 million Trust Units for net cash proceeds of approximately $140.6 million. Lastly, Series 1 Notes were issued to the Trust in the amount of $126.5 million in conjunction with the issuance of 6.5 million Trust Units to Redsky shareholders on March 31, 2006. Total issued and outstanding Series 1 Notes as at December 31, 2006 was $1,471.5 million. Holding Trust Series 2 Notes are reserved by the Holding Trust to be issued exclusively to holders of Holding Trust Units as full or partial payment of the redemption price of Holding Trust Units. Holding Trust Series 3 Notes are reserved by Holding Trust to be issued exclusively as full or partial payment of the redemption price of Series 1 Notes as the Holding Trust Trustee may decide.

Under the Holding Trust Note Indenture, Series 1 Notes, Holding Trust Series 2 Notes and Holding Trust Series 3 Notes are issuable in Canadian currency in denominations of $100 and integral multiples of $100.

Interest and Maturity

The Holding Trust Series 1 Notes are payable on demand and in any event mature approximately 25 years after their respective initial issuance date, are non-interest bearing until maturity or demand and thereafter will bear interest at 9% per annum, payable monthly, in arrears, with such payment to be made on or about the 15th day of the month following the month to which such payment relates. Each Holding Trust Series 2 Note will mature on a date determined at the time of issuance (provided that in no event shall the maturity date be set at a date subsequent to the first business day following the 5th anniversary of the date of issuance of such note) and bear interest at a market rate of interest determined at the time of issuance, in each case as determined by the Holding Trust Trustee, and the interest shall be payable monthly, in arrears, with such payment to be made on or about the 15th day of the month following the month to which such payment relates. Each Holding Trust Series 3 Note will mature on the 20th anniversary of the date of issuance thereof and bear interest at a market rate of interest to be determined by the Holding Trust Trustee at the time of issuance thereof, and the interest shall be payable monthly, in arrears, with such payment to be made on or about the 15th day of the month following the month to which such payment relates.

Payment upon Maturity

On maturity, Holding Trust will repay the Holding Trust Series 1 Notes, Holding Trust Series 2 Notes or Holding Trust Series 3 Notes by paying to the trustee under the Holding Trust Note Indenture the principal amount of the outstanding Holding Trust Series 1 Notes, Holding Trust Series 2 Notes or Holding Trust Series 3 Notes, as applicable, which have then matured, together with accrued and unpaid interest thereon.

Redemption

The Holding Trust Series 1 Notes, Holding Trust Series 2 Notes and Holding Trust Series 3 Notes are or will be redeemable at the option of the Holding Trust prior to maturity. In the event the Holding Trust chooses to redeem some or all of the Holding Trust Series 1 Notes, the Holding Trust Trustee may, in its discretion, decide to issue Holding Trust Series 3 Notes in full or partial payment of the redemption price for the Holding Trust Series 1 Notes.

Subordination

Payment of the principal amount and interest on the Holding Trust Series 1 Notes, Holding Trust Series 2 Notes or Holding Trust Series 3 Notes, as applicable, will be subordinated in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness, which is or will be defined as all indebtedness, liabilities and obligations of Holding Trust which, by the terms of the instrument creating or evidencing the same, is not expressed to rank in right of payment in subordination to or *pari passu* with the indebtedness evidenced by the Holding Trust Note Indenture. The Holding Trust Note Indenture provides that upon any distribution of the assets of Holding Trust in the event of any dissolution, liquidation, reorganization or other similar proceedings relative to Holding Trust, the holders of all such senior indebtedness will be entitled to receive payment in full before the holders of the Holding Trust Series 1 Notes, Holding Trust Series 2 Notes and Holding Trust Series 3 Notes are entitled to receive any payment.

The Holding Trust Series 1 Notes, Holding Trust Series 2 Notes and Holding Trust Series 3 Notes are or will be unsecured debt obligations of the Holding Trust.

Default

The Holding Trust Note Indenture provides that any of the following shall constitute an event of default: (i) default in payment of the principal of the Holding Trust Series 1 Notes, Holding Trust Series 2 Notes or Holding Trust Series 3 Notes, when the same becomes due and the continuation of such default for a period of 10 business days; (ii) default in payment of any interest due on any Holding Trust Series 1 Notes, Holding Trust Series 2 Notes or Holding Trust Series 3 Notes, and continuation of such default for a period of 15 business days; (iii) default in the observance or performance of any other covenant or agreement under the Holding Trust Note Indenture, or the Holding Trust Notes and continuance of such default for a period of 30 days after notice in writing has been given by the trustee specifying such default and requiring Holding Trust to rectify the same; (iv) if there occurs, with respect to any issue of indebtedness of Holding Trust having an outstanding principal amount of $10 million or more, an event of default that has caused the holder thereof to declare such indebtedness to be due and payable prior to its maturity and such indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration; and (v) certain events of dissolution, liquidation, reorganization or other similar proceedings relative to Holding Trust. The provisions governing an event of default under the Holding Trust Note Indenture and remedies available thereunder do not provide protection to the holders of Holding Trust Series 1 Notes, Holding Trust Series 2 Notes or Holding Trust Series 3 Notes which would be comparable to the provisions generally found in debt securities issued to the public.

Limited Partnerships

General

The Limited Partnerships are limited partnerships established under the laws of the Province of Alberta to make investments in and conduct the business of the exploration, development, production and marketing of petroleum and natural gas and such other businesses as the directors of the General Partners may determine, and activities ancillary and incidental thereto.

General Partners

The sole general partners of the Limited Partnerships are as follows:

Limited Partnership	General Partner
Trilogy Energy LP	Trilogy Energy Ltd.
Trilogy Redsky LP	Trilogy Redsky Ltd.
Trilogy Blue Mountain LP	Trilogy Blue Mountain Ltd.

The General Partners are responsible for the administration and management of their respective Limited Partnerships and generally carry out the objects, purposes and businesses of the Limited Partnerships. Trilogy Energy Ltd. and Paramount Resources have entered into the Services Agreement pursuant to which Paramount Resources has been engaged to provide certain administrative and operational services to Trilogy Energy Ltd. to assist it in carrying out its duties and obligations as general partner of Trilogy Energy LP. Trilogy Energy LP, in turn, provides similar services to Trilogy Redsky LP and Trilogy Blue Mountain LP pursuant to management services agreements. Certain key employees of Trilogy Energy LP have been seconded to the general partners of Trilogy Redsky LP and Trilogy Blue Mountain LP to assist in activities associated with the operation of the oil and gas assets held by those partnerships.

Partnership Units

The Limited Partnerships are entitled to issue an unlimited number of partnership units. The limited partnership interest of the Limited Partnerships are held by Holding Trust, and the general partnership interest is held by each respective General Partner.

Distributions

The Limited Partnerships distribute to their respective General Partners and to Holding Trust, as the limited partner, their respective *pro rata* portions of distributable cash as set out below. Such distributions to Holding Trust are intended to be received prior to its related distributions to the Trust and by the Trust prior to its related distributions to Unitholders (which are intended to occur on or about the 15th day of each month).

Distributable cash represents, in general, all of the Limited Partnerships' cash after satisfaction of the Limited Partnerships' obligations under the Net Profits Interest Agreements and after satisfaction of its debt service obligations (principal and interest) and other expense obligations.

Allocation of Income and Loss for Income Tax Purposes

The income or loss of the Limited Partnerships for each fiscal period is allocated to the General Partners and to Holding Trust, as a limited partner, as to their respective interests in the Limited Partnerships. The income for tax purposes of the Limited Partnerships for a particular fiscal period is allocated to each partner in accordance with their partnership share interest held at the end of that fiscal period.

If, with respect to a given fiscal period, no cash distribution is made by the Limited Partnerships to its partners, or the Limited Partnerships have a loss for tax purposes, such loss will be allocated to each partner in accordance with their partnership share interest held at the end of that fiscal period. The amount of income or loss allocated to a limited partner may exceed or be less than the amount of cash distributed to that limited partner.

Functions and Powers of the General Partners

The General Partners have exclusive authority to manage the business and affairs of their respective Limited Partnerships, to make all decisions regarding the business of their respective Limited Partnerships and to bind their respective Limited Partnerships. The General Partners are to exercise their powers and discharge their duties honestly, in good faith and in the best interests of the Limited Partnerships and to exercise the care, diligence and skill of a reasonably prudent person in comparable circumstances. The General Partners do not have the authority to dissolve their respective Limited Partnerships, wind up its affairs or effect a sale of all or substantially all of their respective Limited Partnership's assets except in accordance with the provisions of the Limited Partnership Agreements.

The authority and power vested in the General Partners to manage the business and affairs of their respective Limited Partnerships includes all authority necessary or incidental to carry out the objects, purposes and business of the Limited Partnerships, including, without limitation, the ability to engage agents to assist the General Partners to carry out its management obligations and administrative functions.

Fundamental Transactions

The Limited Partnership Agreements provides that the partners of the Limited Partnerships will not dissolve the Limited Partnerships or effect a sale of all or substantially all of the assets of the Limited Partnerships without prior approval of the holders of at least two-thirds of the partnership units.

Limited Liability

The Limited Partnerships operate in a manner as to ensure to the greatest extent possible the limited liability of the limited partners of the Limited Partnerships. Limited partners may lose their limited liability in certain circumstances. The Limited Partnership Agreements provide that, if limited liability is lost by reason of the fraud, gross negligence or wilful misconduct of the General Partners in performing its duties and obligations under the respective Limited Partnership Agreement such General Partner will indemnify the limited partners against all claims arising from assertions that their respective liabilities are not limited as intended by the Limited Partnership Agreements. However, since the General Partners have no significant assets or financial resources, this indemnity may have nominal value.

The General Partners

The General Partners are responsible for the administration and management of their respective Limited Partnerships and to generally carry out the objectives, purposes and businesses of their respective Limited Partnerships.

Trilogy Energy Ltd. has retained Paramount Resources pursuant to the Services Agreement for the purposes of providing limited administrative and operating services to it, and to assist it in discharging its duties and obligations as general partner of Trilogy Energy LP. Trilogy Energy Ltd. may from time to time retain other third parties to provide administrative and operational services required by the Trust and its subsidiaries, or may cease to retain any third parties (including Paramount Resources) and provide all such services internally. Trilogy Energy LP, in turn, provides similar services to Trilogy Redsky LP and Trilogy Blue Mountain LP pursuant to management services agreements between such entities. Certain key employees of Trilogy Energy LP have been seconded to the general partners of Trilogy Redsky LP and Trilogy Blue Mountain LP to assist in activities associated with the operation of the oil and gas assets held by those limited partnerships.

The Administrator

Pursuant to the Trust Indenture, the Holding Trust Declaration of Trust and the Administration Agreement, the Administrator is the administrator of the Trust and Holding Trust and is responsible for the administration and management of the affairs and day-to-day operations of the Trust and Holding Trust. The directors and officers of the Administrator are responsible for the overall supervision and governance of the Trust and its subsidiaries.

Trilogy Energy Ltd. has retained Paramount Resources pursuant to the Services Agreement for the purposes of providing limited administrative and operating services as administrator of the Trust and Holding Trust.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Paramount Resources provides limited administrative and operating services to Trilogy Energy LP, and indirectly to the Trust and Holding Trust, pursuant to the Services Agreement. The Services Agreement provides that Paramount Resources shall be reimbursed for reasonable costs incurred in providing these services. The amount of expenses billed and accrued under the Services Agreement in 2006 was $1.9 million.

AUDIT COMMITTEE INFORMATION

The full text of the audit committee's charter is included in Appendix C of this annual information form.

The audit committee consists of 3 members, all of whom are independent and financially literate. The relevant education and experience of each audit committee member is outlined below:

Robert M. MacDonald

Mr. MacDonald is an oil & gas banking professional with 27 years experience as a senior officer of several Canadian banks, 18 years experience in Alberta and nine years in the United Sates. His experience includes oil & gas banking/financing ranging from advisory, strategic alternatives for senior and bridge debt structuring, project financing, mezzanine debt structuring, portfolio management, credit risk management, financial analysis and loan re-structuring. From 1998 to 2003, Mr. MacDonald was Director, Oil & Gas, Commercial Banking with CIBC World Markets. In 1998, he was Managing Director, Koch Producer Services, the merchant banking arm of a U.S. based energy company. From 1993 to 1998, he was Vice President, Oil & gas Group with CIBC. Prior to that, Mr. MacDonald held various senior management positions within the financial services industry in the United States and Canada. Mr. MacDonald has a Bachelor of Business Administration degree (major in Economics and Finance and a minor in Accounting) and is a Fellow of the Institute of Canadian Bankers. From June 2003 to July 2005, he was director of APF Energy Trust. Since December, 2003, he has been director of Newalta Corporation and trustee of Newalta Income Fund.

M.H. (Mick) Dilger

Mr. Dilger is the Vice President, Business Development of Pembina Pipeline Corporation, a publicly traded Canadian corporation engaged in the ownership and operation of energy infrastructure within Western Canada. Mr. Dilger has a proven track record in the areas of corporate and strategic development, acquisitions, divestitures, financing and negotiation. A Chartered Accountant since 1989, Mr. Dilger has held positions with Amerada Hess as well as various senior executive positions within NOVA Corporation, TransCanada Pipelines and most recently prior to Pembina, VISTA Midstream Solutions, a midstream company he founded in 1999.

Since October 2005, Mr. Dilger has served as a director of Mahalo Energy Ltd., a publicly traded company engaged in exploration and production of coalbed methane in Western Canada and the United States.

John G. (Jack) Williams

Mr. Williams is the President and Chief Executive Officer of Adeco Exploration Company Ltd., an oil and gas producer formed in 1993. From 1969 to 1979 he was Vice-President of Adeco Drilling and Engineering Co. Ltd. and from 1979 to 1993 he was President and Chief Executive Officer of that company. Mr. Williams graduated from the Montana School of Mines in Geological Engineering in 1962. He has previously served on the board of directors of both oil and gas producers and service companies.

Pre-Approval Policies And Procedures

Trilogy's audit committee has adopted, and the board of directors of Trilogy Energy Ltd. has ratified, an Audit and Non-Audit Services Pre-Approval Policy (the "Policy"). The Policy establishes procedures by which services proposed to be performed by the Trust's independent auditors may be pre-approved. The audit committee has identified the following four categories of services that may be provided by the Trust's independent auditors: audit services, audit-related services, tax services and all other services. Within the first three of these defined categories, the audit committee has identified certain services that have been granted general pre-approval and which the independent auditors may provide without consideration by the audit committee on a case-by-case basis. Requests for the provision of services by the Trust's independent auditors shall be submitted to Trilogy's Chief Financial Officer who will make a determination as to whether the proposed services are included in the list of services that have received the general pre-approval of the audit committee. If the Chief Financial Officer cannot verify that such services have received general pre-approval, then such requests for services must be submitted to the Trust's audit committee for specific pre-approval. In respect of the "all other services" category, the audit committee has approved a list of non-audit services that the Trust's independent auditors are prohibited from providing. All permitted "all other services" engagements must receive specific approval from the audit committee.

For both general pre-approval and specific pre-approval, Trilogy's audit committee will consider whether such services are consistent with MI 52-110, *Audit Committees*, and will consider whether the independent auditor is best positioned to provide the most effective and efficient service for reasons such as its familiarity with the Trust's business, accounting systems, people, risk profile and other factors, and whether the service might enhance the Trust's ability to manage or control risk or improve audit quality. All such factors will be considered as a whole and no one factor will necessarily be determinative.

AUDITORS' FEES

The total fees paid to PricewaterhouseCoopers LLP for professional services rendered from January 1, 2006 to December 31, 2006, amounted to $579,216, broken down as follows: (i) audit services – $246,705; and (ii) audit-related services consisting of assistance and advice to enable Trilogy to comply with securities legislation related to internal controls – $332,511. Trilogy's consolidated financial statements as at and for the year ended December 31, 2006 were audited by PricewaterhouseCoopers LLP, who is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

RISK FACTORS

The following is a summary of certain risk factors relating to the Trust, Holding Trust and the Limited Partnerships and the ownership of Trust Units which should be carefully considered.

Risks Relating to the Trust's Properties and Assets

Operational Matters

The ownership and operation of oil and natural gas wells, pipelines and facilities involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to the Properties and possible liability to third parties. The Limited Partnerships employ prudent risk management practices and maintain suitable liability and other insurance, where available. The Limited Partnerships may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce the Cash Flow of Trilogy Energy Trust.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent.

Title Matters

The Trust has not obtained a legal opinion as to the title to the Spinout Assets, nor any other assets acquired, and cannot guarantee or certify that a defect in the chain of title may not arise to defeat the Limited Partnerships' interest in such properties. Remediation of title problems could result in additional costs and litigation. If title defects are unable to be remedied, the Limited Partnerships may lose some of its interest in the disputed properties resulting in reduced production and a reduction in the Cash Flow of Trilogy Energy Trust.

Reserve Estimates

The reserve and recovery information contained in the Paddock Lindstrom Report is only an estimate and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by Paddock Lindstrom. Estimates of the oil and natural gas reserves of the Trust depend in large part upon the reliability of available geological and engineering data. Geological and engineering data are used to determine the probability that a reservoir of oil and natural gas exists at a particular location, and whether, and to the extent to which, oil and natural gas are recoverable from a reservoir. The reliability of reserve estimates depends on: (i) whether the prevailing tax rules and other government regulations, contracts and oil, natural gas and other prices, will remain the same as on the date estimates are made; (ii) the production performance of the reservoirs; (iii) extensive engineering judgments; (iv) the price at which recovered oil and natural gas can be sold; (v) the costs associated with recovering oil and natural gas; (vi) the prevailing environmental conditions associated with drilling and production sites; (vii) the availability of enhanced recovery techniques; and (viii) the ability to transport oil and natural gas to markets.

A change in any one or more of these factors could result in known quantities of oil and natural gas previously estimated as proved reserves becoming unrecoverable. For example, a decline in the market price of oil or natural gas to an amount that is less than the cost of recovery of such oil and natural gas in a particular location could make production thereof commercially impracticable. Each of these factors, by having an impact on the cost of recovery and the rate or production, will also affect the present value of future net cash flows from estimated reserves. Many of the factors, assumptions and variables involved in estimating reserves are beyond control and may prove to be incorrect over time. Results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions in the reserve data. Any downward adjustment could lead to lower future production and thus adversely affect the financial condition, future prospects and market value of the Trust.

Depletion and Sustainability of Reserves

The Trust has certain unique attributes which differentiate it from other oil and natural gas industry participants. Cash Flow of Trilogy Energy Trust, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. The Trust will not be reinvesting cash flow in the same manner as traditional oil and gas companies. Accordingly, absent capital injections, initial production levels and reserves attributable to the Properties will decline.

The Trust's future natural gas and oil reserves and production, and therefore its cash flows, will be highly dependent on the Trust's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, the Trust's reserves and production will decline over time as reserves are exploited.

Trust Units will have no value when reserves from the Properties can no longer be economically produced and, as a result, Unitholders need to obtain a return of capital invested out of cash flow derived from their investment in Trust Units during the period when reserves can be economically recovered.

There is strong competition relating to all aspects of the oil and natural gas industry. The Trust will actively compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial and other resources than the Trust.

There can be no assurance that the General Partners, on behalf of their respective Limited Partnerships, will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

The estimated reserve life indices of the Trust's reserves are largely dependent on the accuracy of the reserve estimates and changes in commodity prices, operating costs and royalty rates, all of which could impact the length of time that its reserves can be economically produced.

Volatility of Commodity Prices

The Trust's results of operations and financial condition will be dependent on the prices received for the production of natural gas and petroleum. Prices for natural gas and petroleum have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Limited Partnerships or the Trust. Prices received from production in Canada also reflect changes in the Canadian/U.S. currency exchange rate. Any decline in the prices for natural gas and petroleum could have a material adverse effect on the Trust's operations, financial condition and the level of expenditures provided for the development of its natural gas and oil reserves. The General Partners may manage the risk associated with changes in commodity prices and foreign exchange rates by causing the Limited Partnerships or the Trust to enter, from time to time, into natural gas and crude oil price hedges and forward foreign exchange contracts. To the extent that the Limited Partnerships or the Trust engage in risk management activities related to commodity prices and foreign exchange rates, they will be subject to credit risks associated with counterparties with which it contracts as well as risks inherent to the derivative instruments employed in such risk management activities. In addition, commodity hedge contracts may require, from time to time, margin payments to be made which could impact negatively on the Trust's ability to make distributions to Unitholders. To the extent that commodity prices increase significantly, the Cash Flow of Trilogy Energy Trust could be negatively affected if the Trust has hedges in place which do not allow it to realize the increased prices.

Net Asset Value

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including natural gas and oil prices. The trading price of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Trust's assets.

Environmental Concerns

The costs of complying with new environmental laws, regulations or guidelines, or changes in enforcement policy, or newly discovered conditions, may have a material adverse effect on the Trust's financial condition or results of operations as well as the Cash Flow of Trilogy Energy Trust. Future changes in environmental legislation could occur and result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, which could have a material adverse effect on the Trust's financial condition or results of operations as well as the Cash Flow of Trilogy Energy Trust.

In 1994, the United Nations' Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which requires participating countries, upon ratification, to reduce their emissions of carbon dioxide and other greenhouse gases, which we refer to as GHGs. Canada ratified the Kyoto Protocol in late 2002 and as a result is obligated to set legally binding limits on GHG emissions. On October 19, 2006, the Canadian Federal Government introduced into Parliament Bill C-30 - the Clean Air Act and released its accompanying Notice of Intent to Develop and Implement Regulations and Other Measures to Reduce Air Emissions. Bill C-30 and the Notice of Intent are intended to reflect the Government's "made in Canada" approach to Canada's Kyoto Protocol obligations and reduce air pollutants and GHG emissions in Canada. Bill C-30 does not expressly include emission reduction targets. However, the Notice of Intent provides for sector emission intensity based targets for GHGs to come into effect by the end of 2010 and for long term GHG emission reduction targets to be met by 2050. It is premature to predict what impact such policies and proposed environmental legislation will have on the Canadian oil and gas industry, but we will likely face increased operating costs in order to comply with GHG emission targets and/or reductions. If such increases are significant, they may have a material adverse effect on the Trust's financial condition or results of operations as well as the Cash Flow of Trilogy Energy Trust.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry, including the energy trust sector. Trilogy will actively compete for capital, skilled personnel, reserves acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than the Limited Partnerships and the Trust. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis and as such have greater and more diverse resources on which to draw.

Risks Relating to Governance of the Trust

Reliance on Management

Unitholders will be dependent on the management of the Administrator and the other General Partners in respect of the management and administration of all matters relating to the Trust, the Trust Units, the Limited Partnerships and the Properties. The General Partners and Administrator may also retain third parties to assist it in providing these services, including Paramount Resources pursuant to the Services Agreement. The Services Agreement may be terminated by either party upon six months' prior written notice. Upon termination, the Trust, the Administrator and the General Partners will be required to employ their own personnel or establish replacement arrangements. If the Trust, the Administrator and the General Partners are not able to employ such required personnel or obtain such replacement arrangements on favourable terms, the Trust's consolidated revenues and profits may decline and the Cash Flow of Trilogy Energy Trust may be negatively affected.

Potential Conflicts of Interest

There may be circumstances in which the interests of Paramount and its Affiliates will conflict with those of Unitholders. Paramount and its Affiliates may acquire natural gas and petroleum properties on their own behalf or on behalf of persons other than the Unitholders. Paramount may manage and administer such additional properties, as well as enter into other types of energy-related management, advisory and investment activities. Neither Paramount Resources, nor its management, will carry on their full-time activity on behalf of Unitholders and, when acting on their own behalf or on behalf of others, may at times act in competition with the interests of Unitholders.

In the event of such conflicts, decisions will be made on a basis consistent with the provisions of any relevant contractual arrangements and objectives and financial resources of each group of interested parties. Paramount will use all reasonable efforts to resolve such conflicts of interest in a manner which will treat the Trust or the Limited Partnerships, and the other interested party, fairly taking into account all of the circumstances of the Trust or the Limited Partnerships and such interested party and to act honestly and in good faith in resolving such matters.

Circumstances may arise where members of the board of directors of the General Partners are directors or officers of corporations which are in competition to the interests of the General Partners, the Limited Partnerships and the Trust. No assurances can be given that opportunities identified by such board members will be provided to the General Partners, the Limited Partnerships and the Trust.

Risks Relating to the Trust Units

Limited Purpose Trust

The Trust is a trust which is entirely dependent upon the operations and assets of its subsidiaries through the Trust's ownership of the securities of, and net profit interests and debt instruments issued by, those subsidiaries. The Limited Partnerships' income is received from the production of natural gas and oil from its resource properties and is susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. Since the primary focus is to pursue growth opportunities through the development of existing reserves and acquisition of new properties, the Limited Partnerships' involvement in the exploration for natural gas and oil is less than that of a traditional oil and gas company. As a result, if the natural gas and oil reserves associated with the Limited Partnerships' resource properties are not supplemented through additional development or the acquisition of additional natural gas and oil properties, the ability of the Limited Partnerships to continue to generate cash flow for distribution to Unitholders may be adversely affected.

Changes in tax and other laws may adversely affect Unitholders

Income tax laws, other laws, or government incentive programs relating to the oil and gas industry may be changed or interpreted in a manner which adversely affects the Trust and/or the Unitholders. Tax authorities having jurisdiction over the Trust or Unitholders may disagree with the manner in which the Trust calculates its income for tax purposes or could change their administrative practises to the Trust's detriment or the detriment of Unitholders. Income tax laws, other laws or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts and other flow through entities, may in the future be changed or interpreted in a manner that adversely affects the Trust and Unitholders.

On December 21, 2006 the Minister of Finance (Canada) released draft legislation to implement proposals originally announced on October 31, 2006 relating to the taxation of certain distributions from certain "specified investment flow-through" ("SIFT") trusts and SIFT partnerships (the "October 31 Proposals"). The October 31 Proposals would impose a tax at the trust level on distributions of certain income from SIFT trusts (which includes the Trust) and partnerships at a rate of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the Unitholder. Existing SIFT trusts will have a four-year transition period, and subject to the qualifications below, will not be subject to the October 31 Proposals until January 1, 2011. Assuming the October 31 Proposals are enacted in their current form, the implementation of such legislation would be expected to result in adverse tax consequences to the Trust and certain Unitholders (including most particularly Unitholders that are tax exempt trusts and non-residents of Canada) and may impact cash distributions from the Trust.

Pursuant to the October 31 Proposals, commencing January 1, 2011 (provided the Trust only experiences "normal growth" and no "undue expansion" before then) certain distributions from the Trust which would have otherwise have been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Trust level. Returns of capital generally are (and under the October 31, 2006 Proposal will continue to be) tax-deferred for Unitholders who are resident in Canada for purposes of the Tax Act (and reduce such Unitholder's adjusted cost base in the Trust Unit for purposes of the Tax Act). Distributions, whether of income or capital to a Unitholder who is not resident in Canada for purposes of the Tax Act, or that is a partnership that is not a "Canadian partnership" for purposes of the Tax Act, generally will be subject to Canadian withholding tax.

The October 31 Proposals have reduced the value of the Trust Units, which has increased the cost to the Trust of raising capital in the public capital markets. There can be no assurance that the Trust will be able to reorganize its legal and tax structure to substantially mitigate the expected impact of the October 31 Proposals.

The proposals provide that there is no intention to inhibit "normal growth" of a SIFT during the transition period, but "undue expansion" could result in the transition period being "revisited" presumably with the loss of the benefit to the SIFT of that transitional period. As a result, the adverse tax consequences associated with the October 31 Proposals could be realized by the Trust sooner than January 1, 2011. On December 15, 2006, the Department of Finance (Canada) issued guidelines on the meaning of "normal growth" in this context. Specifically, the Department of Finance stated that "normal growth" would include equity growth within certain "safe harbour" limits, measured by reference to a SIFT trust's market capitalization as of the end of trading on October 31, 2006 (which would include the SIFT's issued and outstanding publicly traded trust units and not any convertible debt, options or other interests convertible into or exchangeable for trust units). Those safe harbour limits are 40% for the period from November 1, 2006 to December 31, 2007, and 20% for each calendar 2008, 2009 and 2010. Moreover, these limits are cumulative, so that any unused limit for a period carries over into the subsequent period. Additional details of the Department of Finance's guidelines include the following:

(a) new equity for these purposes includes units and debt that is convertible into units (and may include other substitutes for equity if attempts are made to develop such substitutes);

(b) replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour limits; and

(c) the exchange for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for those purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT.

The Trust's market capitalization as of the close of trading on October 31, 2006, having regard only to its issued and outstanding publicly-traded Trust Units, was approximately $1,416 million, which means the Trust's "safe harbour" equity growth amount for the period ending December 31, 2007 is approximately $566.4 million and for each of calendar 2008, 2009 and 2010 is an additional approximately $283.2 million (in any case, not including equity, including convertible debentures, issued to replace debt that was outstanding on October 31, 2006).

While these guidelines are such that it is unlikely they would affect the Trust's ability to raise the capital required to maintain and grow its existing operations in the ordinary course during the transition period, they could adversely affect the cost of raising capital and the Trust's ability to undertake more significant acquisitions.

It is not known at this time when the October 31 Proposals will be enacted by Parliament, if at all, or whether the October 31 Proposals will be enacted in the form currently proposed.

There would be material adverse tax consequences if the Trust lost its status as a mutual fund trust under Canadian tax laws

It is intended that the Trust continue to qualify as a mutual fund trust for purposes of the Tax Act. The Trust may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and Unitholders. Some of the significant consequences of the Trust losing mutual fund trust status are as follows.

- The Trust would be taxed on certain types of income distributed to Unitholders. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

- Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

- The Trust Units might not constitute qualified investments for Registered Retirement Savings Plans ("RRSPs"), Registered Retirement Income Funds ("RRIFs"), Registered Education Savings Plans ("RESPs") or Deferred Profit Sharing Plans ("DPSPs"). If, at the end of any month, one of these types of plans holds Trust Units that are not qualified investments, the plan must pay a tax equal to 1% of the fair market value of the Trust Units at the time the Trust Units were acquired by the plan. An RRSP or RRIF holding non-qualified Trust Units would be subject to taxation on income attributable to the Trust Units, including the amount of any capital gain realized on a disposition of non-qualified Trust Units by the RRSP or RRIF. If an RESP holds non-qualified Trust Units, it may have its registration revoked by the Canada Revenue Agency.

The Trust may take certain measures in the future to the extent the Trust believes them necessary to ensure that it maintains its status as a mutual fund trust. These measures could be adverse to certain holders of Trust Units.

Debt Service

Each of Holding Trust and Trilogy Energy LP are permitted to borrow funds to fund capital expenditures and other financial obligations or expenditures in respect of the Properties and for working capital purposes. Amounts paid in respect of interest and principal on debt incurred in respect of the Properties will reduce the amount of cash paid, directly or indirectly, by Holding Trust and Trilogy Energy LP to the Trust. A syndicate of Canadian banks has provided a $355 million committed revolving and term facility and a $35 million working capital facility to Holding Trust and Trilogy Energy LP. The amount drawn down under these credit facilities totalled $337 million as at December 31, 2006. The revolving feature of the credit facility is scheduled to expire on March 31, 2007, however the revolving feature is extendible for an additional year with the consent of the lenders. As at the date of this annual information form Trilogy has requested this extension and management anticipates the lenders will grant such extension. Upon the expiry of the credit agreement's revolving feature, amounts outstanding will have a term maturity date of one additional year. As at December 31, 2006 Holding Trust and Trilogy Energy LP also have a junior secured non-revolving acquisition credit facility loan in the amount of $77.4 million. This loan was obtained in conjunction with the acquisition of Blue Mountain in October 2006 and bears rates in excess of the above syndicated loan of approximately 1% to 2%. This credit facility expires on October 26, 2007. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payments of cash by Holding Trust and/or the Limited Partnerships, directly or indirectly, to the Trust. Certain covenants of the agreements with the lender also limit such payments to the Trust. Although the Administrator believes the credit facilities will be sufficient for the its immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of the Trust and its subsidiaries or that additional funds will be able to be obtained.

The lenders to Holding Trust and Trilogy Energy LP have been provided with security over substantially all of the assets of the Trust, Holding Trust, the General Partners and the Limited Partnerships, as well as certain guarantees, debentures and subordination agreements. If Holding Trust or Trilogy Energy LP become unable to pay their debt service charges or otherwise commit an event of default such as bankruptcy, the lenders may foreclose on or sell the Properties and payments to the lenders will rank in priority to distributions and other payments to the Trust and distributions to the Unitholders.

Payments by Holding Trust or the Limited Partnerships to the Trust or the Holding Trust, as applicable, are prohibited during a default, event of default or an unremedied borrowing base shortfall under the credit facilities. Distributions on the Holding Trust Units and LP Units, payments on the Holding Trust Notes and payments under the Net Profits Interest Agreements, which are unsecured, will be specifically subordinate to the credit facilities, which may restrict the ability of Holding Trust and the Limited Partnerships, directly or indirectly, to make such payments to the Trust, and therefore limit the Cash Flow of Trilogy Energy Trust, and hence cash distributions, that may be paid to Unitholders, during a default, event of default or an unremedied borrowing base shortfall under the credit facilities. The credit facilities also contain certain restrictions on redemptions of Trust Units, Holding Trust Units or LP Units for cash or assets.

The Trust, on a consolidated basis, is also required to meet certain financial covenants under the credit facilities and is subject to customary restrictions on its operations and activities, including restrictions on the issuance of incremental debt, granting of security, incurring indebtedness and the sale of its assets.

The Administrator may manage the risk associated with fluctuations in interest rates by causing Holding Trust and/or the Limited Partnerships to enter into interest rate swap transactions from time to time. To the extent that Holding Trust and/or the Limited Partnerships engages in such risk management activities, they will be subject to credit risks associated with counterparties with which they contract.

Delay in Distributions

In addition to the usual delays in payment by purchasers of natural gas and oil to the operators of the Properties, and by the operator to the Limited Partnerships, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, adjustments for other periods, recovery by the operator of expenses incurred in the operation of the Properties, the establishment by the operator of reserves for such expenses or accounting disputes. Such delays may inhibit the Trust's ability to make monthly distributions of Cash Flow of Trilogy Energy Trust to the Unitholders.

Cash Distributions

Monthly cash distributions on Trust Units may be reduced or suspended from time to time as a result of reduced commodity prices, increased capital expenditures or other costs, changes in inflation, currency and interest rates, changes in tax laws or regulations, general economic and market conditions or a combination of such factors.

Unitholders may be required to pay taxes even if they do not receive any cash distributions

Unitholders may be required to pay income taxes on their pro rata share of the Trust's taxable income even if they do not receive any cash distributions from the Trust.

United States Unitholders may be subject to passive foreign investment company rules

Distributions paid out of the Trust's current or accumulated earnings and profits, as determined for United States federal income tax purposes, should be taxable as dividend income. Distributions in excess of current and accumulated earnings and profits will be a tax-free recovery of basis to the extent of the United States Unitholder's adjusted tax basis in the Trust Units and any remaining amount of distributions will generally be subject to tax as a capital gain. Dividends on Trust Units should generally be foreign sourced income for foreign tax credit limitation purposes and will not be eligible for a dividends received deduction.

Certain dividends received by United States individuals from a qualified foreign corporation are subject to a maximum United States federal income tax rate of 15 %. The United States Treasury Department has identified the Canada/United States Income Tax Treaty as a qualifying treaty. The result is that the Trust should be considered a qualified foreign corporation. To qualify for the reduced rate of taxation on dividends, a Unitholder must satisfy certain requirements with respect to their Trust Units.

United States Unitholders are advised to seek legal advice from their professional advisors.

Additional Financing

The timing and amount of capital expenditures will directly affect the amount of distributions to Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made. To the extent that external sources of capital, including the issuance of additional Trust Units or additional credit facilities, becomes limited or unavailable, the ability of the Trust and its subsidiaries to make the necessary capital investments to maintain or expand their natural gas and oil reserves and to invest in assets, as the case may be, will be impaired.

Financial Leverage

Current or future borrowings will increase the level of financial risk to the Trust and, to the extent that the interest rates are not fixed or that borrowings are refinanced at different rates, will increase the sensitivity of the Cash Flow of Trilogy Energy Trust to interest rate variations.

Dilution of Existing Unitholders

The Trust may issue additional Trust Units in the future, which may dilute a Unitholder's cash distributions per Trust Unit, as well as per Trust Unit production, reserves and net asset value. The Trust Indenture permits the Trust to issue an unlimited number of previously unissued Trust Units without the approval of Unitholders. Unitholders will have no pre-emptive rights in connection with such further issues. Under the Trust Indenture, the Directors of the Administrator have been granted the discretion to determine the price and the terms of issue of further Trust Units.

Nature of Trust Units

Securities like the Trust Units share certain attributes common to both equity securities and debt instruments. The Trust Units are dissimilar to debt instruments as there is no principal amounts owing to Unitholders. The Trust Units do not represent a traditional investment and should not be viewed by investors as a direct investment in the Properties or as direct investments in securities of the Limited Partnerships or any subsidiary of the Trust. The Trust Units represent a fractional interest in the Trust. The Trust's primary assets are Holding Trust Units and Holding Trust Notes. The price per Trust Unit is a function of, among other things, anticipated Cash Flow of Trilogy Energy Trust.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

As holders of Trust Units issued by an unincorporated trust, Unitholders will not have all of the statutory rights associated with ownership of shares of a corporation. For example, shareholders of a corporation incorporated under the *Business Corporations Act* (Alberta) have statutory rights that include: the right to vote in respect of certain fundamental changes proposed to be made to the corporation (including a proposed change to the attributes of its shares and a sale of all or substantially all of its assets outside the ordinary course of business); the right to elect the directors and to appoint the auditor of the corporation annually; the right of holders of not less than 5% of the issued voting shares of a corporation to requisition the directors to call a meeting of shareholders; the right to apply to a court for an order directing an investigation; the right to dissent from certain fundamental changes to the corporation and to be paid the fair value for their shares; and the right to bring "oppressive" or "derivative" actions. Under the Trust Indenture, Unitholders will have the right to receive written notice of certain events and the right to vote in respect of certain fundamental changes and the right to elect the directors and to select the auditor of the Trust annually. Furthermore, the Trust Indenture requires that holders of not less than 5% of the Trust Units on a fully-diluted basis may requisition the Trustee to call a meeting of Unitholders except in certain circumstances. However, Unitholders will not have the statutory right to apply to court for an order directing an investigation and will not have the right to dissent from certain fundamental changes to the Trust and to be paid the fair value for their Trust Units or the right to bring "oppression" or "derivative" actions.

Unitholder Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its assets or obligations and that, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of the Trust's assets.

The Trust Indenture further provides that the Trustee and the Trust shall make all reasonable efforts to include as a specific term of any obligations or liabilities being incurred by the Trust, or the Trustee on behalf of the Trust, a contractual provision to the effect that neither the Unitholders, nor the Trustee have any personal liability or obligations in respect thereof. There remains a risk that a Unitholder may be personally liable despite such a provision in the Trust Indenture or other agreements made by the Trust.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way to avoid as far as possible any material risk of liability on Unitholders for claims against the Trust.

On July 1, 2004, the *Income Trusts Liability Act* (Alberta) (the "ITLA") came into force. The ITLA seeks to protect unitholders of Alberta income trusts, such as the Trust, from legal uncertainties regarding potential liability by providing a statutory limitation on unitholders' liability. Specifically, the ITLA provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the ITLA comes into force. However, the ITLA has not been subject to interpretation by courts in the Province of Alberta or elsewhere and, accordingly, a Unitholder's limited liability cannot be assured.

Trading in, and Redemption of, Trust Units

The Trust cannot predict at what price the Trust Units will trade and there can be no assurance that an active trading market in the Trust Units will continue to exist. Trust Units will not necessarily trade at values determined solely by reference to the underlying value of the Trust's assets. One of the factors that may influence the market price of the Trust Units is the annual yield on the Trust Units. An increase in market interest rates may lead purchasers of Trust Units to demand a higher annual yield and this could adversely affect the market price of the Trust Units. In addition, the market price for the Trust Units may be affected by changes in oil and gas prices, general market conditions, fluctuations in the market for equity or debt securities or units of an energy trust and numerous other factors beyond the control of the Trust.

Unitholders have a limited right to require Trilogy to repurchase Trust Units which is referred to as a redemption right. See "Information concerning Trilogy Energy Trust, Trilogy Holding Trust, the Limited Partnerships, the General Partners and the Administrator - The Trust - Redemption Right". It is anticipated that the redemption right will not be the primary mechanism for unitholders to liquidate their investment. Trilogy's obligation to pay cash in connection with a redemption is subject to limitations. Any securities which may be distributed in specie to unitholders in connection with a redemption may not be listed on any stock exchange and a market may not develop for such securities. In addition, there may be resale restrictions imposed by law upon the recipients of the securities pursuant to the redemption right.

Statutory Remedies

The Trust is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and in some cases, the *Winding Up and Restructuring Act* (Canada). As a result, in the event a restructuring of the Trust were necessary, the Trust would not be able to access the remedies available thereunder. In the event of a restructuring, a holder of Trust Units may be in a different position than a holder of unsecured indebtedness of a corporation.

Stability Rating

The Trust does not have a stability rating and has no current plans to apply for a stability rating.

Return of Capital

The Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Restrictions on Non-Resident and Non-Canadian Partnership Ownership of Trust Units

The Trust Indenture imposes restrictions which limit the number of Trust Units that may be owned, directly or indirectly, by Non-Residents and Non-Canadian Partnerships (see "Information Concerning Trilogy Energy Trust, Trilogy Holding Trust, the Limited Partnerships, the General Partners and the Administrator - The Trust - Non-Resident Unitholders"). These restrictions may limit (or inhibit the exercise of) the rights of certain Unitholders, including Non-Residents and Non-Canadian Partnerships such as residents of the United States, to acquire Trust Units, to exercise their rights as Unitholders and to initiate and complete take-over bids in respect of the Trust Units. As a result, these restrictions may limit the demand for Trust Units from certain Unitholders and thereby adversely affect the liquidity and market value of the Trust Units held by the public.

TRANSFER AGENT AND REGISTRAR

Trilogy's transfer agent and registrar is Computershare Trust Company of Canada Investor Services Inc. located at the following address:

6th Floor, Watermark Tower
530 – Eighth Avenue SW
Calgary, Alberta T2P 3S8

INTERESTS OF EXPERTS

Information relating to reserves in this annual information form was prepared by Paddock Lindstrom as independent qualified reserves evaluator. The principals of Paddock Lindstrom, as a group, own beneficially, directly or indirectly, less than 1 % of any class of Trilogy's securities.

ADDITIONAL INFORMATION

Additional information relating to Trilogy is available via the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

APPENDIX A
FORM 51-102F2

REPORT ON RESERVES DATA
BY INDEPENDENT QUALIFIED RESERVES EVALUATOR

FORM 51-101F2

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR

Terms to which a meaning is ascribed in National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* have the same meaning in this form.

Report on Reserves Data

To the Board of Directors of Trilogy Energy Ltd. (the "Company"), the administrator of Trilogy Energy Trust (the "Trust"):

1. We have evaluated the Trust's reserves data (as defined in the Trust's annual information form to which this report is attached) as at December 31, 2006. The reserves data consists of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Trust's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10%, included in the reserve data of the Trust evaluated by us for the year ended December 31, 2006, and identifies the respective portions thereof that we have evaluated and reported on to the Company's Board of Directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)			
			Audited	Evaluated	Reviewed	Total
			M$	M$	M$	M$
Paddock Lindstrom & Associates Ltd.	February 9, 2007	Canada	-	$1,279,543	-	$1,279,543

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta, Canada

Per: (Signed) D.H. Marshall

March 2, 2007

APPENDIX B
FORM 51-101F3

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

FORM 51-101F3

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Trilogy Energy Ltd. (the "Company"), the administrator of Trilogy Energy Trust (the "Trust"), is responsible for the preparation and disclosure of information with respect to the Trust's oil and gas activities in accordance with securities regulatory requirements and the administration agreement between the Company and the Trust. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated Trilogy's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The board of directors of the Company has:

(a) reviewed the procedures used for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The board of directors of the Company has reviewed the procedures used for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors of the Company has approved:

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information contained in the Trust's annual information form accompanying this report;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(Signed) James H. T. Riddell
Chief Executive Officer

(Signed) Michael G. Kohut
Chief Financial Officer

(Signed) Robert M. MacDonald
Director

(Signed) Michael H. Dilger
Director

March 2, 2007

APPENDIX C
AUDIT COMMITTEE CHARTER

TRILOGY ENERGY LTD.
AUDIT COMMITTEE CHARTER
(Adopted by the Board of Directors on May 19, 2005, Revised March 2, 2007)

A. INTRODUCTION

Trilogy Energy Ltd. (the "Corporation") is the Administrator of Trilogy Energy Trust (the "Trust"), Trilogy Holding Trust ("Holding Trust") and is the general partner of Trilogy Energy LP (the "Partnership"), an Alberta limited partnership indirectly owned by the Trust. Pursuant to the Trust Indenture of the Trust dated February 25, 2005, as amended and restated from time to time, and pursuant to an Administration Agreement dated February 25, 2005 among the Corporation, the Trust and Holding Trust, the Board of Directors of the Corporation (the "Board") has the responsibility for the overall stewardship of the conduct of the business of the Trust and its subsidiaries and the activities of management of the Corporation, which is responsible for the day-to-day conduct of the business of the Trust. Where the context requires, references to the "Trust" refer collectively to the Trust, Holding Trust, the Partnership, the Corporation and all other direct and indirect subsidiaries of the Trust.

B. PURPOSE

The overall purpose of the Audit Committee (the "Committee") is to ensure that the Trust's management has designed and implemented an effective system of internal financial controls and disclosure controls and procedures, to review and report on the integrity of the consolidated financial statements of the Trust, to review the Trust's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts and to review the Trust's externally disclosed oil and gas reserves estimates including reviewing the qualifications of, and procedures used by, the independent engineering firm responsible for evaluating the Trust's reserves.

C. COMPOSITION, PROCEDURES AND ORGANIZATION

1. The Committee shall consist of at least three members of the Board of Directors (the "Board"), all of whom shall be "independent", as that term is defined in Sections 1.4 and 1.5 of Multilateral Instrument 52-110, *Audit Committees*[i] and who meet the requirements of Section 3.5(1) of National Instrument 51-101[ii] - *Standards of Disclosure for Oil and Gas Activities.*

2. All of the members of the Committee shall be "financially literate" (i.e. able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of those of the Trust and that can be reasonably expected to be raised by the Trust's financial statements).

3. The Board shall appoint the members of the Committee. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

4. Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair from among their members.

5. The Corporate Secretary of the Corporation shall be the secretary of the Committee, unless otherwise determined by the Committee.

6. The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

7. The Committee shall have access to such officers and employees of the Trust and to the Trust's external auditors, and to such information respecting the Trust, as it considers necessary or advisable in order to perform its duties and responsibilities.

8. Meetings of the Committee shall be conducted as follows:

(a) the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b) the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c) the following management representatives shall be invited to attend all meetings, except executive sessions and private sessions with the external auditors:

President and Chief Executive Officer
Chief Financial Officer
Chief Operating Officer
Controller
Corporate Secretary

(d) other management representatives shall be invited to attend as necessary.

9. The external auditors shall report directly to the Committee and the external auditors and internal auditors (if any) shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee of the Trust as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

10. The Committee may retain, at the Trust's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties and may set and pay the compensation for any advisor engaged. The Committee will notify the Chairman of the Corporate Governance Committee whenever independent consultants are engaged.

D. ROLES AND RESPONSIBILITIES

1. The overall duties and responsibilities of the Committee shall be as follows:

(a) to assist the Board in the discharge of its responsibilities relating to the Trust's accounting principles, reporting practices and internal controls and its approval of the Trust's annual and quarterly consolidated financial statements and management's discussion and analysis;

(b) to establish and maintain a direct line of communication with the Trust's internal (if any) and external auditors and assess their performance;

(c) to ensure that the management of the Trust has designed, implemented and is maintaining an effective system of internal financial controls and disclosure controls and procedures;

(d) to periodically review the audit and non-audit services pre-approval policy and recommend to the Board any changes which the Committee deems appropriate;

(e) to periodically consider whether there is a need to outsource internal audit functions or create an internal audit department;

(f) to assist the Board in the discharge of its responsibilities relating to the evaluation and disclosure of its oil and gas reserves and oil and gas activities and the approval and filing of all necessary statements and reports related thereto;

(g) to receive and review complaints received pursuant to the Trust's Whistleblower Policy and oversee and provide direction on the investigation and resolution of such concerns and to periodically review the said policy and recommend to the Board changes which the Committee may deem appropriate;

(h) to report regularly to the Board on the fulfilment of its duties and responsibilities;

(i) to identify and monitor the management of the principal risks that could impact the financial reporting of the Trust; and

(j) review and approve the Trust's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Trust.

2. The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a) to be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Trust, including the resolution of disagreements between management and the external auditors regarding financial reporting;

(b) to recommend to the Board a firm of external auditors to be nominated for appointment by the unitholders of the Trust, and to monitor and verify the independence of such external auditors;

(c) to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(d) review the audit plan of the external auditors prior to the commencement of the audit;

(e) to review with the external auditors, upon completion of their audit:

  (i) contents of their report;

  (ii) scope and quality of the audit work performed;

  (iii) adequacy of the Trust's financial and auditing personnel;

  (iv) co-operation received from the Trust's personnel during the audit;

  (v) internal resources used;

  (vi) significant transactions outside of the normal business of the Trust;

  (vii) significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

  (viii) the non-audit services provided by the external auditors, as pre-approved pursuant to the audit and non-audit services pre-approval policy;

(f) to discuss with the external auditors the quality and not just the acceptability of the Trust's accounting principles;

(g) to review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Trust; and

(h) to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3. The duties and responsibilities of the Committee as they relate to the internal control procedures of the Trust are to:

(a) review the appropriateness and effectiveness of the Trust's policies and business practices which impact on the financial integrity of the Trust, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b) review compliance under the Trust's Code of Business Conduct Policy with those matters addressed in the policy which affect the financial integrity of the Trust and to periodically review this policy and recommend to the Board changes which the Committee may deem appropriate; and

(c) periodically review the Trust's financial and auditing procedures and the extent to which recommendations made by the internal accounting staff or by the external auditors have been implemented.

4. The Committee is also charged with the responsibility to:

(a) review and recommend to the Board for its approval, the Trust's annual financial statements, management's discussion and analysis, annual information form and annual earnings press releases before the Trust publicly discloses this information;

(b) review and approve the Trust's interim financial statements, interim management's discussion and analysis, including the impact of unusual items and changes in accounting principles and estimates, and report to the Board in due course with respect thereto and to review and approve the Trust's interim earnings press releases before the Trust publicly discloses this information;

(c) review and approve the financial sections of:

(i) the annual report to unitholders;

(ii) the annual information form;

(iii) prospectuses;

(iv) other public reports requiring approval by the Board; and

(v) press releases related thereto,

and report to the Board with respect thereto;

(d) review regulatory filings and decisions as they relate to the Trust's consolidated financial statements;

(e) review the appropriateness of the policies and procedures used in the preparation of the Trust's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(f) review and report on the integrity of the Trust's consolidated financial statements;

(g) review the minutes of any audit committee meeting of any subsidiary of the Trust;

(h) review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Trust and the manner in which such matters have been disclosed in the consolidated financial statements;

(i) review the Trust's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts; and

(j) develop a calendar of activities to be undertaken by the Committee for each ensuing year related to the Committee's duties and responsibilities as set forth in this Charter and to submit the calendar in the appropriate format to the Board of Directors within a reasonable period of time following each annual general meeting of unitholders.

5. The duties and responsibilities of the Committee as they relate to the Trust's oil and gas reserves estimates are to:

(a) review, with reasonable frequency, the Trust's procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with the disclosure requirements and restrictions of all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto;

(b) review the appointment of the independent engineering firm responsible for evaluating the Trust's reserves, and in the case of any proposed change in such appointment, determine the reasons for the proposal and whether there have been disputes between the appointed reserves evaluator and management of the Trust;

(c) review, with reasonable frequency, the Trust's procedures for providing information to the reserves evaluator;

(d) before recommending approval of the filing of reserves data and the report of the reserves evaluator as required under all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto, meet with management and the reserves evaluator to:

(i) determine whether any restrictions affect the ability of the reserves evaluator to report on reserves data without reservation, and

(ii) review the reserves data and the report of the reserves evaluator

(e) review, discuss with and make recommendations to the Board with respect to:

(i) approving the content and filing of the reserves statement;

(ii) the filing of the report of the reserves evaluator; and

(iii) the content and filing of the report of management and Directors;

as required or specified under all applicable laws, rules, regulations and policies including National Instrument 51-101 and amendments thereto.

E. ANNUAL REVIEW AND ASSESSMENT

The Committee shall conduct an annual review and assessment of its performance, including compliance with this Charter and its role, duties and responsibilities, and submit such report to the Board of Directors.

---

[1] 1.4 **Meaning of Independence --**

(1) An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2) For the purposes of subsection (1), a "material relationship" means a relationship which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgement.

(3) Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a) an individual who is, or has been within the last three years, an employee or executive officer of the issuer:

(b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c) an individual who:

(i) is, a partner of a firm that is the issuer's internal or external auditor;

(ii) is an employee of that firm; or
(iii) was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time.

(d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i) is a partner of the firm that is the issuer's internal or external auditor;
(ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice; or
(iii) was within the last three years a partner or employee of that firm and personally worked on the issuer's audit within that time;

(e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer's current executive officers serves or served at the same time on the entity's compensation committee; and

(f) an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4) Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because:
(a) he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or
(b) he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

(5) For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6) For the purposes of clause (3)(f), direct compensation does not include:
(a) remuneration for acting as a member of the board of directors or of any board committee of the issuer; and
(b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7) Despite subsection (3) an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member: (a) has previously acted as an interim chief executive officer of the issuer; or (b) acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8) For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

1.5 **Additional Independence Requirements –**

(1) Despite any determination made under section 1.4, an individual who
(a) accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or
(b) is an affiliated entity of the issuer or any of its subsidiary entities,
is considered to have a material relationship with the issuer.

(2) For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by
(a) an individual's spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or
(b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3) For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

[2] 3.5 Reserves Committee

(1) The board of directors of a reporting issuer may, subject to subsection (2), delegate the responsibilities set out in section 3.4 to a committee of the board of directors, provided that a majority of the members of the committee
(a) are individuals who are not and have not been, during the preceding 12 months:
(i) an officer or employee of the reporting issuer or of an affiliate of the reporting issuer;
(ii) a person who beneficially owns 10 percent or more of the outstanding voting securities of the reporting issuer; or

(iii) a relative of a person referred to in subparagraph (a)(i) or (ii), residing in the same home as that person; and

(b) are free from any business or other relationship which could reasonably be seen to interfere with the exercise of their independent judgement.)

(2) Despite subsection (1), a board of directors of a reporting issuer shall not delegate its responsibility under paragraph 3.4(e) to approve the content or the filing of the information.

RECEIVED

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") provides the details of the financial condition and results of operations of Trilogy Energy Trust ("Trilogy" or the "Trust") as at and for the year ended December 31, 2006, and should be read in conjunction with the Trust's consolidated financial statements and related notes for the years ended December 31, 2006 and 2005 and MD&A for the year ended December 31, 2005. The consolidated financial statements have been prepared in Canadian dollars in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A includes the historical information on financial condition and results of operations on a carve-out basis from Paramount Resources Ltd. ("Paramount") as if the Trust had operated as a stand-alone entity subject to Paramount's control prior to April 1, 2005. Commencing April 1, 2005, Trilogy holds the original Trust assets with the earnings from April 1, 2005 being retained until distributed by the Trust. The historical information pertaining to the periods prior to April 1, 2005 may not necessarily be indicative of the results that would have been attained if the Trust had operated as a stand-alone entity for such periods.

Readers are also cautioned of the advisories on forward-looking statements, estimates, non-GAAP measures and numerical references which can be found towards the end of this MD&A. This MD&A is dated, and was prepared using currently available information as of, March 2, 2007.

CONTENTS OF THIS MD&A

FORMATION AND STRUCTURE OF TRILOGY

Pursuant to the plan of arrangement involving Paramount and its shareholders and optionholders as described in the Information Circular of Paramount dated February 28, 2005 (the "Plan of Arrangement"), the Trust acquired certain properties from Paramount ("ex-Paramount Assets") effective April 1, 2005. These assets are located in the Kaybob and Marten Creek areas of Alberta. Through the Plan of Arrangement, shareholders of Paramount received in exchange for each of their common shares, one new common share of Paramount and one unit of the Trust ("Trust Unit"). At closing, shareholders of Paramount owned 81 percent of the then issued and outstanding Trust Units with the then remaining 19 percent (approximately 16 percent at December 31, 2006) of the issued and outstanding Trust Units being held by Paramount.

The Trust had two acquisitions in 2006. On March 31, 2006, Trilogy completed the acquisition of all of the shares of Redsky Energy Ltd. ("Redsky") for a consideration of 6,500,000 Trilogy Trust Units pursuant to a plan of arrangement. The Redsky assets are located in Grande Prairie and the producing assets are a mix of conventional, shallow oil and gas properties, and deep tight gas reserves that are similar to the properties that Trilogy continues to exploit. The purchase price of this acquisition amounted to $124.4 million.

On October 26, 2006, Trilogy completed the acquisition of all of the issued and outstanding shares of Blue Mountain Energy Ltd. ("Blue Mountain") for a cash purchase price of $5.50 per Blue Mountain share plus the repayment of Blue Mountain's debt totaling approximately $20.4 million, or an estimated total purchase price of $141.1 million. This acquisition complements the Redsky acquisition through the expansion of the Grande Prairie area.

Each of the ex-Paramount Assets, Redsky Assets and Blue Mountain assets are owned by the Trust through three separate operating limited partnerships (the "Limited Partnerships"). The Limited Partnerships are owned by a holding trust (the "Holding Trust") and a separate general partner for each Limited Partnership (the "General Partners"). The Holding Trust and the General Partners are wholly owned by the Trust. One of the General Partners, Trilogy Energy Ltd., acts as the administrator of the Trust and the Holding Trust.

BUSINESS OVERVIEW, STRATEGY AND KEY PERFORMANCE DRIVERS

Business Overview

The Trust's oil and gas properties are primarily high working interest located in geographically concentrated areas that have multizone geologic potential. These properties have numerous low-risk, down-spacing drilling opportunities with good access to infrastructure and processing facilities. The majority of the wells and producing infrastructure are operated by Trilogy's Limited Partnerships.

The Trust makes monthly distributions to its unitholders ("Unitholders") from the funds flow generated by the assets held by its Limited Partnerships. Funds available for distribution to Unitholders flow from the Limited Partnerships to the Holding Trust through net profit interest royalties ("NPI") granted to the Holding Trust by the Limited Partnerships pursuant to NPI agreements ("NPI Agreements"). Pursuant to the NPI Agreements, the Limited Partnerships make payments to the Holding Trust from time to time equal to 99 percent of all revenues from the Limited Partnerships' oil and gas properties and assets less permitted deductions. Funds flow available for distribution may also be distributed to the Holding Trust and the General Partners as distributions on units of the Limited Partnerships. The payments to the Holding Trust from the Limited Partnerships pursuant to the NPI Agreements and as distributions on units of the Limited Partnerships, flow from the Holding Trust to the Trust primarily through cash distributions on the Holding Trust units held by the Trust. Once the funds flowed through the Holding Trust are received by the Trust these are distributed to Unitholders by way of cash distributions.

Strategy

On October 31, 2006, the Federal government proposed a 'trust level tax' on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax. The proposed tax legislation is planned to treat such distributions as dividends to the Unitholders commencing January 1, 2011. The Trust is studying various strategic options that would provide more definitive direction on the Trust's financial plans and objectives. Until final legislation respecting the tax proposal is certain and a corresponding plan of action is developed, the Trust expects to continue to provide cash distributions to Unitholders at a level that supports sustainability of the Trust. In addition, it is important to note that the assets of the Trust and its underlying exploitation strategy remain unchanged in their ability to develop long-term value to Trilogy Unitholders.

Key Performance Drivers

The Trust's ability to generate funds flow from operations is dependent upon several factors, including but not limited to, the market price of energy commodity products, the effectiveness of the Trust's approach to managing price volatility, its capability to sustain desired levels of production, and its efficiency in developing and operating properties. The Trust's key measures of performance with respect to these drivers include average production per day, average realized prices, average operating costs per unit of production and average finding and development cost per unit of reserve additions.

For the year ended December 31, 2006, Trilogy generated funds flow from operations totaling $262.5 million, of which $224.7 million (or approximately 86 percent) was declared for distribution to Unitholders. This is a three percent increase from the $254.8 million funds flow from operations for the year ended December 31, 2005. Average production per day was up slightly to 24,691 Boe/d in 2006 compared to 24,495 Boe/d in 2005, as production increases as a result of acquisitions and new production additions were significantly offset by production declines, delayed production additions due to unfavorable weather conditions and plant capacity issues. Average realized prices before financial instruments were down to $49.29/Boe in 2006 from $56.92/Boe in 2005, while average operating costs increased to $9.97/Boe in 2006 compared to $7.62/Boe in 2005.

For the year ended December 31, 2006, the Trust reported total exploration and development expenditures of $170.1 million (before acquisitions and dispositions) including $20.2 million spent on land. Capital expenditures (excluding acquisitions) during 2006 added proved and probable reserves of 10,371 MBoe for a finding and development cost of $16.93/Boe.

BUSINESS ENVIRONMENT

The significant volatility of energy commodity prices, heightened in 2005 by the hurricane destruction of major refineries in the Gulf Coast and political instability in major oil producing countries, continued in 2006. Concerns about a slowing U.S. economy and warmer than normal winter temperatures amid high levels of crude inventories led to the weakening in oil prices in the fourth quarter of 2006. Despite this, the average West Texas Intermediate (WTI) oil price in 2006 increased by 18 percent from the WTI average oil price in 2005 due mainly to the continued concerns around supply disruption in the mid months of 2006. In contrast, North American natural gas prices in 2006 were down from last year reflecting high levels of natural gas in storage and warmer than normal early winter weather, compared to natural gas prices in 2005 which were boosted by the impact of lost and interrupted production due to hurricane destruction in the Gulf Coast.

The Canadian Dollar continued to strengthen against the U.S. Dollar in 2006 amid a perceived slowing U.S. economy narrowing the producers' margin. The booming economy in Alberta increased the general cost of materials and services in the energy sector which, together with lower forecasted natural gas prices, placed significant pressure on oil and gas producers to reduce planned capital expenditures in 2007. The table below shows commodity price benchmarks over the past three years:

	2006	2005	2004
Crude Oil			
West Texas Intermediate monthly average (US$/Bbl)	66.22	56.29	41.40
Natural Gas			
New York Mercantile Exchange (Henry Hub Close) monthly average (US$/MMBtu)	7.23	8.62	6.14
AECO monthly average ($/GJ)	6.62	8.04	6.44
Canadian Dollar – U.S. Dollar Exchange Rate			
Annual average (US$/Cdn$1)	0.88	0.83	0.77

FOURTH QUARTER 2006 HIGHLIGHTS

- Trilogy completed the cash purchase of all of the outstanding shares of Blue Mountain for an estimated purchase price of $141.1 million. This acquisition is expected to add production of approximately 2,000 Boe/d when all of the assets are fully integrated to Trilogy. In conjunction with this acquisition, Trilogy was granted a $100 million junior secured non-revolving acquisition credit facility by its lenders.
- Production for the fourth quarter of 2006 averaged 25,042 Boe/d, compared to the third quarter of 2006 of 24,288 Boe/d. The increase resulted primarily from the Blue Mountain acquisition and new production additions brought on mainly by newly installed field compressors in Kaybob, offset by natural production declines.
- Funds flow from operations increased by $6.7 million during the fourth quarter as compared to the third quarter due mainly to the increases in sales volumes as described above, average realized natural gas prices, and realized gains on financial instruments.
- Capital expenditures totaled $39.2 million for the fourth quarter of 2006.
- Distributions declared to Unitholders for the fourth quarter of 2006 amounted to $44.4 million, of which $43.6 million was paid in cash with the remaining $0.8 million reinvested for Trust Units under Trilogy's distribution reinvestment plan. The distribution reinvestment plan was suspended effective after the October 2006 distribution.
- Trilogy initiated a public offering of $175 million convertible debentures during the fourth quarter of 2006. As a result of the Federal government's announcement respecting the taxation of income trusts and the impact of such announcement on the trading price of the Trust Units, the Trust did not proceed with such public offering.
- The Trust received necessary approvals for a normal course issuer bid through the facilities of the Toronto Stock Exchange. Under the normal course issuer bid, Trilogy may purchase up to 4,624,801 Trust Units during the period November 24, 2006 through November 23, 2007. No Trust Units were purchased through this normal course issuer bid as at March 2, 2007.

SUBSEQUENT EVENTS

The Trust entered into the following financial contracts subsequent to December 31, 2006:

	Quantity	Price	Term
Purchase Contracts			
NYMEX Fixed Price	20,000 MMBtu/d	$ 7.695 U.S.	March 2007

RESULTS OF OPERATIONS

Fourth Quarter 2006 vs. Third Quarter 2006

(thousand dollars except as otherwise indicated)	Q4 2006	Change from Q3 2006	Q3 2006
Average sales volumes:			
Natural gas (Mcf/d)	**120,642**	4,039	116,603
Oil and natural gas liquids (Bbl/d)	**4,935**	81	4,854
Total (Boe/d)	**25,042**	754	24,288
Average prices before realized financial instruments and transportation:			
Natural gas ($/Mcf)	**7.51**	0.93	6.58
Oil and natural gas liquids ($/Bbl)	**58.11**	(14.57)	72.68
Average prices after realized financial instruments and before transportation :			
Natural gas ($/Mcf)	**8.43**	1.21	7.22
Oil and natural gas liquids ($/Bbl)	**64.35**	(4.97)	69.32
Petroleum and natural gas sales before financial instruments:			
Natural gas	**83,400**	12,834	70,566
Oil and natural gas liquids	**26,385**	(6,070)	32,455
	109,785	6,764	103,021
Gain on financial instruments[1]	**(5,414)**	22,590	(28,004)
Royalties	**23,068**	2,133	20,935
Operating costs	**24,423**	2,337	22,086
Transportation costs	**4,389**	(410)	4,799
Depletion and depreciation	**36,539**	3,948	32,591
General and administrative expenses	**1,030**	(163)	1,193
Interest	**5,040**	1,846	3,194
Exploration expenditures	**7,522**	(912)	8,434
Other income (net of other expenditures)	**(11,394)**	(10,849)	(545)
Net earnings	**24,582**	(13,756)	38,338

[1]See Risk Management section.

Petroleum and Natural Gas Sales – Natural gas sales, before financial instruments, increased by $10.0 million and $2.8 million due to higher average realized prices and sales volumes, respectively. Oil and natural gas liquid sales, before financial instruments, decreased by $6.5 million due to lower average sales prices, offset by an increase of $0.4 million due to higher sales volume. The increases in sales volumes are mainly due to the acquisition of Blue Mountain and new wells brought on production during the fourth quarter, offset by production declines, plant maintenance delays, capacity issues and the disposition of a property described below under Other Income. Oil and natural gas liquids production during the fourth quarter was also impacted by power outages during the months of November and December at Simonette caused by extremely cold weather. The assets acquired from Blue Mountain contributed sales volume of 1,083 Boe/d during the fourth quarter (1,510 Boe/d from the date of acquisition).

Royalties – As a percentage of petroleum and natural gas sales, royalties averaged 21 percent for the fourth quarter as compared to 20 percent for the third quarter. The slight increase is mainly the result of changes in the difference between the corporate price and the Alberta Reference Price upon which royalties are calculated. The royalty rate as a percentage of sales may fluctuate from period to period due to the fact that the Alberta Reference Price may differ significantly from Trilogy's actual corporate commodity prices. This variability in price further impacts the royalty rate due to certain credits that reduce gross royalties.

Operating Costs – The increase in operating costs is attributable mainly to repairs and maintenance costs and workovers incurred during the fourth quarter, and the increase in operating costs associated with the properties acquired from Blue Mountain. On a per unit basis, operating costs increased to $10.60/Boe in the fourth quarter from $9.88/Boe in the third quarter due primarily to the items described above.

Depletion and Depreciation Expense – Depletion and depreciation expense on a per unit basis is up to $15.86/Boe in the fourth quarter from $14.59/Boe in the third quarter due mainly to an impairment loss of $2.4 million during the fourth quarter and a higher depletable asset base resulting from the Blue Mountain acquisition. The impairment loss and higher depletable asset base and sales volume also resulted in increased total depletion and depreciation expense in the fourth quarter.

General and Administrative Expenses – General and administrative expenses include recoveries and unit-based compensation recovery as follows:

(thousand dollars)	Q4 2006	Change from Q3 2006	Q3 2006
Expenses before unit-based compensation and recoveries	**6,640**	1,072	5,568
Overhead recoveries	**(4,166)**	(245)	(3,921)
Expenses after recoveries and before unit-based compensation recovery	**2,474**	827	1,647
Unit-based compensation recovery	**(1,444)**	(990)	(454)
	1,030	(163)	1,193

General and administrative expenses before unit-based compensation and recoveries increased during the fourth quarter as a result of transaction costs incurred on the suspended issuance of convertible debt and the increase in staffing levels to address increased operational activities arising partly from acquisitions. On a per unit basis, general and administrative expenses after recoveries and before unit-based compensation increased from $0.74/Boe for the third quarter to $1.07/Boe for the fourth quarter due mainly to the increases in costs described above.

Unit-based compensation recovery increased in the fourth quarter due primarily to the significant decline in the value of unit appreciation rights relative to the decline in market price of Trust Units after the announcement of the new tax proposals on income trusts by the Federal government. The recorded recovery of $2.6 million on unit appreciation rights was offset by the amortization of fair value of outstanding unit and stock options of $1.0 million and the payment for exercises of unit appreciation rights of $0.2 million during the fourth quarter.

Interest Expense – Interest expense increased significantly during the fourth quarter due to the increase in average debt balances primarily required to fund the Blue Mountain acquisition. Trilogy initially drew down $89.4 million from the non-revolving junior secured acquisition loan facility to partially fund the Blue Mountain acquisition, with the balance financed by the existing revolving facility.

Exploration Expenditures – Exploration expenditures consist of dry hole costs, lease rentals and geological and geophysical costs. Exploration expenditures decreased due primarily to lower dry hole and geological and geophysical costs during the quarter. Trilogy wrote-off the costs of dry holes of $7.0 million in the fourth quarter compared to $7.7 million in the third quarter.

Other Income (Net of Other Expenditures) – The increase in other income relates mainly to an $11.8 million gain from Trilogy's disposition of its 9.77 percent working interest in the Kaybob South Beaver Hill Lake Unit No. 1 recorded in the fourth quarter. Production from this property averaged approximately 175 Boe/d during the third quarter.

Annual Results

(thousand dollars except as otherwise indicated)	2006	Change from 2005	2005	Change from 2004[2]	2004
Average sales volumes:					
Natural gas (Mcf/d)	**118,322**	920	117,402	18,953	98,449
Oil and natural gas liquids (Bbl/d)	**4,970**	42	4,928	1,048	3,880
Total (Boe/d)	**24,691**	196	24,495	4,207	20,288
Average prices before realized financial instruments and transportation (in full amounts)					
Natural gas ($/Mcf)	**7.52**	(1.71)	9.23	2.10	7.13
Oil and natural gas liquids ($/Bbl)	**65.93**	2.90	63.03	13.14	49.89
Average prices after realized financial instruments and before transportation (in full amounts):					
Natural gas ($/Mcf)	**8.67**	(0.19)	8.86	1.64	7.22
Oil and natural gas liquids ($/Bbl)	**65.91**	4.34	61.57	14.80	46.77
Petroleum and natural gas sales:					
Natural gas	**324,603**	(70,919)	395,522	138,749	256,773
Oil and natural gas liquids	**119,605**	6,246	113,359	42,521	70,838
	444,208	(64,673)	508,881	181,270	327,611
(Gain) loss on financial instruments[1]	**(71,549)**	(104,718)	33,169	43,454	(10,285)
Royalties	**100,637**	(17,614)	118,251	50,680	67,571
Operating costs	**89,874**	21,729	68,145	17,370	50,775
Transportation costs	**18,864**	(964)	19,828	1,938	17,890
Depletion and depreciation	**129,686**	1,665	128,021	26,801 1	01,220
General and administrative expenses	**7,969**	(14,701)	22,670	(15,577)	38,247
Interest	**13,272**	3,664	9,608	(1,350)	10,958
Exploration expenditures	**25,142**	15,698	9,444	3,881	5,563
Other expenditures (income) – net	**(10,550)**	(31,497)	20,947	25,876	(4,929)
Taxes	**—**	7,649	(7,649)	(32,707)	25,058
Net earnings	**140,863**	54,416	86,447	60,904	25,543

[1] See Risk Management section.

[2] Refer to Trilogy's annual MD&A as at and for the year ended December 31, 2005.

Petroleum and natural gas sales – Natural gas sales, before financial instruments, decreased by $73.4 million due to lower average sales prices offset by an increase of $2.5 million due to higher sales volume. Oil and natural gas liquid sales, before financial instruments, increased by $5.2 million due to higher average sales prices and $1.0 million due to higher sales volume. Product sales volumes were higher in 2006 compared to 2005 due mainly to the acquisitions of Redsky in the second quarter of 2006 and Blue Mountain in the fourth quarter of 2006, partially offset by natural declines and plant maintenance shutdowns and workovers. The assets acquired from Redsky and Blue Mountain contributed sales volumes of 1,128 Boe/d and 273 Boe/d, respectively, for the year ended December 31, 2006 (1,497 Boe/d and 1,510 Boe/d, respectively, from the dates of acquisitions).

Royalties – The decrease in royalties in 2006 was due mainly to the decrease in petroleum and natural gas sales as noted above. As a percentage of petroleum and natural gas sales, royalties averaged 23 percent in 2006 and 2005.

Operating Costs – The increase in operating costs in 2006 is attributable mainly to higher workover and maintenance costs and an increased cost of goods and services in the energy sector. These are also the main reasons why operating costs on a per unit basis increased to $9.97/Boe in 2006 from $7.62/Boe in 2005.

Depletion and Depreciation Expense – Depletion and depreciation expense was slightly higher at approximately $129.7 million or $14.39/Boe in 2006 compared to $128.0 million or $14.32/Boe in 2005. This is due mainly to the $2.4 million impairment loss recognized during the fourth quarter.

General and Administrative Expenses – General and administrative expenses include recoveries and unit-based compensation as follows:

(thousand dollars)	2006	Change from 2005	2005
Expenses before unit-based compensation and recoveries	**24,275**	2,762	21,513
Overhead recoveries	**(16,193)**	(7,985)	(8,208)
Expenses after recoveries and before unit-based compensation	**8,082**	(5,223)	13,305
Unit-based compensation expense (recovery)	**(113)**	(9,478)	9,365
	7,969	(14,701)	22,670

General and administrative expenses before unit-based compensation and recoveries increased in 2006 as a result of the increase in staffing levels to meet regulatory reporting requirements and increased operational activities arising from acquisitions, and transaction costs incurred on the suspended issuance of convertible debt during the fourth quarter of 2006. These increases were offset by reductions in management fees as Trilogy added staff. Overhead recoveries were higher in 2006 due to a corresponding increase in operational activities as a result of acquisitions and increased capital expenditures. On a per unit basis, general and administrative expenses after recoveries and before unit-based compensation decreased from $1.49/Boe for 2005 to $0.90/Boe for 2006 due mainly to the increase in overhead recoveries described above.

A unit-based compensation recovery was recorded in 2006 as compared to a unit-based compensation expense in 2005 due primarily to the significant decline in the value of unit appreciation rights relative to the decline in market price of Trust Units much of which occurred after the announcement of the new tax proposals on income trusts by the Federal government during the last quarter of 2006. Trilogy recorded a recovery of $3.0 million in 2006 compared to an expense of $8.9 million in 2005 with respect to the unit appreciation rights. The recovery in 2006 was offset by the amortization of fair value of outstanding unit and stock options of $2.6 million and the payment for exercises of unit appreciation rights of $0.3 million during the year.

Interest Expense – Interest expense increased in 2006 compared to 2005 due to the increase in average debt balances and related interest rates. Additional debt was incurred to fund capital requirements and the acquisition of Blue Mountain.

Exploration Expenditures – As mentioned previously, exploration expenditures consist of dry hole costs, lease rentals and geological and geophysical costs. Exploration expenditures increased significantly from $9.4 million in 2005 compared to $25.1 million in 2006 due mainly to increased exploratory test drilling activity levels. Suspended wells drilled in previous periods were also written off after subsequent reevaluations were completed.

Other Expenditures (Income) – The other income in 2006 mainly represents a gain on the disposition of a property as described above while other expenditures in 2005 represent mainly non-recurring expenditures calculated on a carve-out basis from Paramount for the first quarter of 2005.

Taxes – No amounts in respect of tax have been recorded since the Trust owned the assets. Prior to April 1, 2005, the liability method was used to calculate future taxes. See Income Taxes section below.

FUNDS FLOW FROM OPERATIONS PER UNIT OF SALES VOLUME

(Dollars per Boe)	2006	2005
Gross revenue before financial instruments[1]	**47.42**	54.73
Royalties	**(11.17)**	(13.23)
Operating costs	**(9.97)**	(7.62)
Asset retirement obligation expenditures	**(0.18)**	(0.16)
Revenue after direct expenditures	**26.10**	33.72
General and administrative expenses[2]	**(0.93)**	(1.40)
Interest expense	**(1.47)**	(1.07)
Lease rentals	**(0.08)**	(0.10)
Realized gain (loss) on financial instruments	**5.52**	(2.08)
Non-recurring allocated expenditures	**—**	(0.58)
Funds flow from operations[3]	**29.14**	28.49
Net change in operating working capital	**(0.29)**	(6.96)
Cash flows from operating activities	**28.85**	21.53

[1]Net of transportation costs and including other income.
[2]Excluding non-cash unit and stock-based compensation expense.
[3]Please refer to the advisories on non-GAAP measures towards the end of this MD&A.

LIQUIDITY AND CAPITAL RESOURCES

(thousand dollars)	2006	2005
Working capital deficit (including current portions of long-term-debt and unit-based compensation)	**59,362**	75,302
Long-term debt – long-term portion	**356,984**	108,375
Unit-based compensation liability – long-term portion	**1,171**	2,876
Net debt (including unit-based compensation liability)	**417,517**	186,553
Unitholders' equity	**520,854**	462,365
Total	**938,371**	648,918

The decrease in the working capital deficiency from $75.3 million as at December 31, 2005 to $59.4 million as at December 31, 2006 is due mainly to the decrease of $53.3 million in distributions payable and the change from a net financial instruments liability of $3.4 million in 2005 to a net financial instruments asset of $18.4 million in 2006, partially offset by the existence of a current portion of long-term debt of $57.4 million in 2006. The distributions payable in 2005 included an accrual of special distributions declared in December 2005. Financial instruments assets and liabilities are recognized on the fair value of forward financial sales contracts as discussed below.

The Trust's working capital deficiency is funded by cash flows from operations and draw downs from the Trust's credit facilities.

Long-term Debt and Credit Facilities

Long-term debt represents the outstanding draws out of Trilogy's revolving credit, the working capital facility and the non-revolving acquisition credit facility described in Trilogy's notes to its consolidated financial statements.

Trilogy's bank debt outstanding from its $390 million revolving credit and working capital facility was $337.0 million as at December 31, 2006. The size of this committed credit facility is based primarily on the value of Trilogy's producing petroleum and natural gas assets. The revolving feature of the Trust's revolving credit facility expires on March 31, 2007 if not extended. Pursuant to the terms of the credit agreement, the Trust has requested an extension of 364 days on the revolving feature. The Trust anticipates the request will be approved and the revolving phase of the credit facility will be extended to March 28, 2008. Upon the expiry of the credit agreement's revolving phase, amounts outstanding will have a term maturity date of one additional year.

The amount of debt outstanding under the junior secured non-revolving acquisition loan facility was $77.4 million as at December 31, 2006. This credit facility expires on April 24, 2007. A request for extension has been granted by the lender of this credit facility until October 26, 2007, subject to revolving credit facility lender approval. Management anticipates receiving such lender approval and shortly thereafter executing an amended agreement, reflecting the maturity date extension. The outstanding drawdown under the acquisition facility less $20.0 million that can be refinanced using the revolving credit and working capital facility is presented as current portion of long-term debt in the consolidated financial statements.

Unit-based Compensation Liability

Unit-based compensation liability represents the accrued compensation expense relating to the unit appreciation plan as discussed in the consolidated financial statements. This liability is the estimated value of outstanding unit appreciation rights as at the balance sheet dates, which consists of the appreciation value of vested unit rights and amortized appreciation value of unvested unit rights over the vesting period. This amount is periodically revalued with respect to outstanding unit rights in conjunction with fluctuations in the market price of Trust Units and the increase in the elapsed period of unvested unit rights.

Contractual Obligations

The Trust has the following contractual obligations as at December 31, 2006:

	Payable in				
(thousand dollars)	**2007**	**2008 - 2009**	**2010 - 2011**	**After 2011**	**Total**
Long-term debt[1]	57,400	356,984	—	—	414,384
Estimated interest on long-term debt[1]	20,417	24,543	—	—	44,960
Unit-based compensation liability[2]	5,253	2,509	—	—	7,762
Asset retirement obligations[3]	—	—	—	228,155	228,155
Pipeline transportation commitments[4]	10,703	20,341	16,818	30,018	77,880
Gas processing	1,840	3,150	1,521	530	7,041
Capital expenditure commitment	1,778	444	—	—	2,222
Office premises operating leases	1,630	4,092	3,192	8,778	17,692
Total	99,021	412,063	21,531	267,481	800,096

(1) Debt has been assumed to be payable within 2 years based on the existing terms of the underlying revolving credit facility solely for purposes of this contractual obligations table. Interest on long-term debt was calculated based on an approximate interest rate of 5.5 percent per annum applied to the outstanding balance of debt as at December 31, 2006.

(2) The amount reflected for unit-based compensation liability represents the full intrinsic value of outstanding unit appreciation rights as at December 31, 2006. This is partially recorded on the consolidated balance sheet with respect to the amortized portion of the intrinsic value of unit rights based on the elapsed service period of the right holders.

(3) The contractual obligation relating to asset retirement obligation is undiscounted. The present value of such obligation is recorded on the Trust's consolidated balance sheet.

(4) Some of the pipeline transportation commitments are covered by letters of credit issued by the Trust totaling $9.3 million as at December 31, 2006.

Trust Units, Options and Rights

In connection with Trilogy's distribution reinvestment plan ("DRIP"), 933,235 Trust Units were issued during the period from June 21, 2006 (announcement date of the DRIP) through December 31, 2006. The DRIP was suspended effective after the October 2006 distribution due to the decline in the market price of Trust Units after the announcement of the proposed new income tax rules by the Federal government.

As at December 31, 2006 and March 2, 2007, the Trust had 92,566,681 Trust Units outstanding.

Outstanding unit rights issued under Trilogy's unit appreciation plan were 1,268,250 unit rights as at December 31, 2006 and March 2, 2007, of which 506,750 unit rights are exercisable at December 31, 2006 and March 2, 2007. Outstanding unit options issued under Trilogy's unit option plan were 2,261,000 unit options as at December 31, 2006 and 2,828,500 unit options as at March 2, 2007, of which 45,000 unit options were exercisable as at December 31, 2006 and March 2, 2007.

Funds Flow from Operations and Distributions

(thousand dollars except where stated otherwise)	2006	2005	2004
Cash flows from operating activities	**259,858**	192,501	154,505
Net changes in operating working capital	**2,652**	62,263	11,997
Funds flow from operations(1)	**262,510**	254,764	166,502
Distributions declared net of DRIP units(2)	**208,702**	190,763	—
Distribution payout percentage(2)	**80**	75	—
Distribution per unit (in full amount)	**2.48**	2.35	—

(1)Please refer to the advisories on non-GAAP measures towards the end of this MD&A.

(2)Distributions to Unitholders commenced only after the transfer of the Trust Assets to the Trust on April 1, 2005.

Funds flow from operations increased in 2006 due mainly to the realized financial instruments gain of $49.7 million in 2006 compared to a realized loss of $18.6 million in 2005 which offset the decline in revenues less royalties (caused primarily by lower gas prices) and the increase in operating costs. The amount of future funds flow from operations is highly sensitive to changes in commodity prices, interest rates and other factors as described in the Outlook and Sensitivity Analysis section of this MD&A.

Trilogy has, during the year ended December 31, 2006, funded its distributions and capital expenditures from cash flows and draw downs from its line of credit, respectively. As a result of the sustained decline in natural gas prices, and the impact of this on cash flow, Trilogy reduced its distributions from $0.20 to $0.16 per Trust Unit commencing with the October 2006 distribution and from $0.16 to $0.10 per Trust Unit commencing with the January 2007 distribution. Based on current commodity price forecasts for petroleum and natural gas, current production forecasts and assumptions regarding royalties and expenses, the Trust expects to make monthly distributions of $0.10 per Trust Unit for the remainder of 2007.

Trilogy intends to provide cash distributions to Unitholders that are sustainable to the Trust. The amount of these distributions in the future is highly dependent upon the amount of funds flow generated from operations and cannot be assured.

RISK MANAGEMENT

To protect cash flows against commodity price volatility, the Trust utilizes, from time to time, forward commodity price contracts that require financial settlement between counterparties. The financial instruments program is generally for periods of less than one year and would not exceed 50 percent of Trilogy's current production volumes.

The Trust had forward financial commodity sales contracts outstanding as at December 31, 2006 as disclosed in note 10 to the consolidated financial statements.

The Trust follows the requirements set out in Accounting Guideline ("AcG") 13 – Hedging Relationships and Emerging Issues Committee Abstract 128 – Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments issued by the Canadian Institute of Chartered Accountants. According to these requirements, financial instruments that do not qualify as hedges under AcG 13 or are not designated as hedges are recorded in the consolidated balance sheets as either an asset or a liability, with changes in fair value recorded in net earnings. The Trust has elected not to designate any of its financial instruments as a hedge and accordingly, has used mark-to-market accounting for these instruments.

The change in the fair value of outstanding financial instruments is presented as 'unrealized gain (loss) on financial instruments' in the consolidated statements of earnings. Gains or losses arising from monthly settlement with counterparties are presented as 'realized gain (loss) on financial instruments.' The amounts of unrealized and realized gain (loss) on financial instruments during the periods are as follows:

	Years Ended December 31,		
(thousand dollars)	**2006**	**2005**	**2004**
Realized gain (loss) on financial instruments	**49,735**	(18,627)	(869)
Unrealized gain (loss) on financial instruments	**21,814**	(14,542)	11,154
Total gain (loss) on financial instruments	**71,549**	(33,169)	10,285

The mark-to-market accounting of financial instruments causes significant fluctuations in the gain (loss) on financial instruments due to the volatility of energy commodity prices. The realized gain on financial instruments in 2006 included a $17.7 million net settlement payment to Trilogy resulting from the termination, during the second quarter, of certain financial instrument contracts prior to their maturity.

Under a services agreement described under the Related Party Transactions section, Paramount performs marketing functions on behalf of the Trust. The Trust is exposed to credit risk from financial instruments to the extent of non-performance by third parties. Credit risks associated with possible non-performance by financial instrument counterparties are minimized by entering into contracts with only highly rated counterparties and third party credit risk is controlled with credit approvals, limits on exposures to any one counterparty, and monitoring procedures.

Production is sold to a variety of purchasers under normal industry sale and payment terms. The Trust's accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.

The Trust is also exposed to fluctuations in interest rates relative to its bank credit facilities as discussed above. In addition, foreign currency rate fluctuations may impact the Trust mainly due to its U.S. Dollar denominated financial instrument contracts with counterparties in addition to the normal conversions of U.S. Dollar denominated revenues into Canadian Dollar.

INCOME TAXES

Each year the Trust is required to file an income tax return and any otherwise taxable income of the Trust is allocated to Unitholders. Income of the Trust that has been paid or is payable to Unitholders, whether in cash, additional Trust Units or otherwise, will be deductible by the Trust in computing its income for tax purposes.

Future income taxes arise from differences between the accounting and tax basis of the operating entities' assets and liabilities. In our current structure, payments are made between the operating entities and the Trust, ultimately transferring any current income tax liabilities to the Unitholders. The tax-efficient structure of the Trust should eliminate any income taxes being payable in the Trust or other direct/indirect subsidiaries of the Trust, and as such, no current or future income tax liabilities have been recognized in the financial statements. However, the determination of the Trust and its direct/indirect subsidiaries income and other tax liabilities require interpretation of complex laws and regulations over multiple jurisdictions. All tax filings are subject to audit and potential reassessment after the lapse of considerable time.

On December 21, 2006, the Minister of Finance (the "Minister") released for comment draft legislation concerning the taxation of certain publicly traded trusts and partnerships. The legislation reflects proposals originally announced by the Minister on October 31, 2006. Under the proposed legislation, certain distributions will not be deductible to publicly traded income trusts and partnerships with the exception of real estate investment trusts and, as a result, these entities will, in effect, be taxed as corporations on the amount of non-deductible distributions. For entities in existence on October 31, 2006, the proposed rules, if passed into law, would not apply until 2011. Given that the legislation is not yet substantively enacted as at December 31, 2006, no adjustments have been made to reflect any impact that the proposed legislation may have on the consolidated financial statements. However, assuming such draft legislation is ultimately enacted in the form proposed, the implementation of such draft legislation could be materially different than the consequences described herein under the sub-headings "Canadian Taxpayers" and "United States Taxpayers".

Under the assumption the above draft legislation is ultimately enacted, the Trust would be required, in accordance with GAAP, to record provisions for both current and future income tax amounts.

As at December 31, 2006, tax pools were estimated to be $169 million for tangibles and $229 million for intangibles.

Canadian Taxpayers

The Trust qualifies as a mutual fund trust under the *Income Tax Act* (Canada) and accordingly, Trust Units are qualified investments for Registered Retirement Savings Plans, Registered Retirement Income Funds, Registered Education Savings Plans and Deferred Profit Sharing Plans (subject to the specific provisions of any of these particular plans). To the best of our knowledge, Trilogy's foreign ownership level currently is approximated to be 19 percent (December 31, 2005 - 15 percent). The Trust will continue to monitor the progress of any legislative changes to maintain its mutual fund trust status.

A Unitholder generally will be required to include in computing income for their particular taxation year, such portion of the net income of the Trust for a taxation year, including net realized taxable capital gains paid or payable to the Unitholder in that particular taxation year, whether received in cash, additional Trust Units or otherwise. An investor's adjusted cost basis ("ACB") in a Trust Unit generally equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition. To the extent a Unitholder's ACB is reduced below zero, such amount will be deemed to be a capital gain to the Unitholder and the Unitholder's ACB will be nil.

U.S. Taxpayers

Distributions paid out of the Trust's current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividend income. Distributions in excess of current and accumulated earnings and profits will be a tax-free recovery of basis to the extent of the United States holder's adjusted tax basis in the Trust Units and any remaining amount of distributions will generally be subject to tax as a capital gain. Dividends on Trust Units will generally be foreign sourced income for foreign tax credit limitation purposes and will not be eligible for a dividends received deduction.

Certain dividends received by United States individuals from a qualified foreign corporation (such as Trilogy) are subject to a maximum U.S. federal income tax rate of 15 percent. The United States Treasury Department has identified the Canada/United States Income Tax Treaty as a qualifying treaty. The result is that the Trust should be considered a qualified foreign corporation. To qualify for the reduced rate of taxation on dividends, a holder must satisfy certain requirements with respect to their Trust Units.

United States holders are advised to seek tax and/or legal advice from their professional advisors.

RELATED PARTY TRANSACTIONS

As described in more detail in the Trust's consolidated financial statements for the year ended December 31, 2006, the following is a summary of the Trust's transactions with related parties:

- Paramount Resources, a wholly-owned subsidiary of Paramount (which owns 16.2 percent of the outstanding Trust Units at December 31, 2006), provides administrative and operating services to the Trust and its subsidiaries, pursuant to an agreement dated April 1, 2005, to assist Trilogy Energy Ltd. in carrying out its duties and obligations as general partner of Trilogy Energy LP and as the administrator of the Trust and Trilogy Holding Trust. The amount of expenses paid and accrued for such services was $1.9 million for the year ended December 31, 2006.

- In addition, the Trust and Paramount also had transactions with each other arising from normal business activities.

The net amount due from Paramount arising from the above related party transactions as at December 31, 2006 was $1.5 million. This amount consists of a Crown royalty deposit claim of $5.5 million net of $3.7 million outstanding billings from Paramount arising from normal business activities and $0.3 million accrued management fees.

Trilogy also had distributions payable of $2.4 million as at December 31, 2006 with respect to the December 2006 distribution to Unitholders.

OTHER ANNUAL FINANCIAL INFORMATION

(thousand dollars)	**2006**	**2005**	**2004**
Capital expenditures (excluding acquisitions and dispositions)	**171,166**	141,701	101,628
Total assets	**1,084,317**	777,793	778,147
Equity	**520,854**	462,365	532,430

Capital expenditures (excluding acquisitions and dispositions) increased in 2006 as a result of increased land acquisitions and activities, plus the general cost increases in the energy sector. The increase in total assets in 2006 was due primarily to the Redsky and Blue Mountain acquisitions and capital expenditures, offset by depletion and depreciation related charges. Trilogy issued Trust Units for the acquisition of Redsky which contributed to the increase in equity in 2006. In addition, the distributions to Unitholders offset by favorable net results for 2006 decreased equity during 2006.

Wells Drilled

(no. of wells)	**2006**		**2005**		**2004**	
	Gross[1]	**Net[2]**	Gross[1]	Net[2]	Gross[1]	Net[2]
Natural gas	**67.0**	**53.3**	66.0	57.7	64.0	47.8
Oil	**0.0**	**0.0**	8.0	5.3	8.0	6.2
Dry	**18.0**	**15.0**	5.0	2.4	1.0	0.3
Total	**85.0**	**68.3**	79.0	65.4	73.0	54.3

(1)"Gross" wells means the number of wells in which Trilogy has a working interest or a royalty interest that may be converted to a working interest.

(1)"Net" wells means the aggregate number of wells obtained by multiplying each gross well by Trilogy's percentage of working interest.

Capital Expenditures

(thousand dollars)	**2006**	**2005**	**2004**
Land	20,212	10,564	12,052
Geological and geophysical	2,132	3,145	1,854
Drilling	103,229	96,718	64,102
Production equipment and facilities	44,578	29,791	23,620
Exploration and development expenditures	170,151	140,218	101,628
Proceeds received from property dispositions	(12,489)	(193)	(127)
Property acquisitions (excluding corporate acquisitions)	401	6,544	172,541
Other	1,016	1,483	—
Net capital expenditures	159,079	148,052	274,042

Exploration and development expenditures increased primarily as a result of increasing development activities associated with the property acquisitions described above in addition to general increase in costs of services.

QUARTERLY FINANCIAL INFORMATION

	2006			
(thousand dollars except per unit amounts)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue after financial instruments, royalties and other income	92,306	111,540	89,450	123,833
Net earnings	24,582	38,338	19,819	58,124
Earnings per Trust Unit				
Basic	0.27	0.42	0.22	0.68
Diluted	0.27	0.42	0.22	0.68

	2005			
(thousand dollars except per unit amounts)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter[1]
Revenue after financial instruments, royalties and other income	145,643	67,637	80,928	63,478
Net earnings (loss)	87,675	(2,529)	17,370	(16,069)
Earnings (loss) per Trust Unit				
Basic	1.11	(0.03)	0.22	(0.20)
Diluted	1.11	(0.03)	0.22	(0.20)

[1] The quarterly financial information for the first quarter of 2005 was prepared on a carve-out basis from Paramount as the Trust did not own the Trust Assets prior to April 1, 2005. The loss per Trust Unit presented for such period was based on the number of outstanding Trust Units on April 1, 2005.

Please refer to the Results of Operations for the change from the third quarter of 2006 to the fourth quarter of 2006, and to Trilogy's previously issued interim and annual MD&A for changes in prior quarters.

OUTLOOK AND SENSITIVITY ANALYSIS

The following is a summary of Trilogy's key 2007 budget information as recently released:

Average daily production	—	26,000 Boe/d
Capital expenditures excluding land and acquisitions	—	$100 million
Operating costs	—	$10/Boe

The Trust's earnings and funds flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond the control of the Trust. Volatility in commodity prices creates uncertainty as to the Trust's cash flow and certainty of its capital expenditure budget. The Trust will assess its results throughout the year and revise estimates and/or strategy as necessary to reflect current information. The analysis below reflects the magnitude of the sensitivities on the Trust's cash flow using the following base assumptions:

Average Production	
Natural gas	124,800 Mcf/d
Crude oil/liquids	5,200 Bbl/d
Average Prices	
Natural gas	Cdn$8.00/Mcf
Crude oil/liquids	US$55.00/Bbl
Exchange rate (US$/Cdn$)	$0.87

The estimated impact on annual cash flow of variations in production, prices, interest and exchange rates is as follows:

Sensitivity	**Estimated Effect on Annual Cash Flow** (million dollars)
Natural gas price change of $0.10/Mcf	3.5
Oil and natural gas liquids price change of US$1.00/Bbl (WTI)	0.8
US dollar to Canadian dollar exchange rate fluctuation of $0.01	1.2
Average interest rate change of 1%	4.1

CRITICAL ACCOUNTING ESTIMATES

The MD&A is mainly based on the Trust's consolidated financial statements, which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Trilogy bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions.

The following is a discussion of the critical accounting estimates that are inherent in the preparation of the Trust's consolidated financial statements and notes thereto.

Accounting for Petroleum and Natural Gas Operations

Under the successful efforts method of accounting, the Trust capitalizes acquisition costs of oil and gas properties and the costs of drilling and equipping development wells and successful exploratory wells. Exploration expenditures, including geological and geophysical costs, lease rentals on producing properties, and exploratory dry holes are charged to earnings in the period incurred. Certain costs of exploratory wells are capitalized pending determination that proved reserves have been found. Such determination is dependent upon, among other things, the results of planned additional wells and the cost of required capital expenditures to produce the reserves found.

The application of the successful efforts method of accounting requires management's judgment to determine the proper designation of wells as either developmental or exploratory, which may ultimately determine the proper accounting treatment of the costs incurred. The results of a drilling operation can take considerable time to analyze, and the determination that proved reserves have been discovered requires both judgment and the application of industry experience. The evaluation of petroleum and natural gas leasehold acquisition costs requires management's judgment to evaluate the fair value of exploratory costs related to drilling activity in a given area.

Reserve Estimates

Estimates of the Trust's reserves included in its consolidated financial statements are prepared in accordance with guidelines established by the Alberta Securities Commission. Reserve engineering is a subjective process of estimating underground accumulations of petroleum and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

Trilogy's reserve information is based on estimates prepared by its independent petroleum consultants. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions, all of which may differ from actual results, reserve estimates may be different from the quantities of petroleum and natural gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate. Trilogy intends that 100 percent of its annual reserves information will be evaluated by independent petroleum consultants.

The present value of future net revenues should not be assumed to be the current market value of the Trust's estimated reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations.

The estimates of reserves impact depletion, dry hole expenses and asset retirement obligations. If reserve estimates decline, the rate at which the Trust records depletion increases, reducing net earnings. In addition, changes in reserve estimates may impact the outcome of Trilogy's assessment of its petroleum and natural gas properties for impairment.

Impairment of Petroleum and Natural Gas Properties

The Trust reviews its proved properties for impairment annually on a field basis. For each field, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of those properties may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is defined as the present value of the estimated future net revenues from production of total proved and probable petroleum and natural gas reserves, as estimated by the Trust on the balance sheet date. Reserve estimates, as well as estimates for petroleum and natural gas prices and production costs may change, and there can be no assurance that impairment provisions will not be required in the future.

Unproved leasehold costs and exploratory drilling in progress are capitalized and reviewed periodically for impairment. Costs related to impaired prospects or unsuccessful exploratory drilling are charged to earnings. Acquisition costs for leases that are not individually significant are charged to earnings as the related leases expire. Further impairment expense could result if petroleum and natural gas prices decline in the future or if negative reserve revisions are recorded, as it may be no longer economic to develop certain unproved properties. Management's assessment of, among other things, the results of exploration activities, commodity price outlooks and planned future development and sales, impacts the amount and timing of impairment provisions.

Asset Retirement Obligations

The asset retirement obligations recorded in the consolidated financial statements are based on an estimate of the fair value of the total costs for future site restoration and abandonment of the Trust's petroleum and natural gas properties. This estimate is based on management's analysis of production structure, reservoir characteristics and depth, market demand for equipment, currently available procedures, the timing of asset retirement expenditures and discussions with construction and engineering consultants. Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changes in technology and political and regulatory environments.

Purchase Price Allocation

Corporate acquisitions are accounted for using the purchase method whereby the purchase price is allocated to the assets and liabilities acquired based on their fair value, as estimated by management at the time of acquisition. The excess of the purchase price over the fair value represents goodwill. Goodwill is assessed for impairment at least annually which may result in the recording of an impairment loss calculated as the excess of the carrying value of goodwill over its fair value. In order to estimate fair values, management has to make various assumptions, including commodity prices and discount rates. Differences from these estimates may impact the future financial statements of the Trust.

Unit-Based Compensation

Trilogy accounts for its unit option plan using the fair value method. The determination of fair value of unit options requires management to make assumptions about risk-free interest rates and expected volatility, life and distributions at the time of the granting of unit options. Such assumptions may change from time to time and the calculated fair value of unit options calculated at the grant date may differ on subsequent dates. The fair value of unit options is not revised for any changes subsequent to the grant date.

RECENT ACCOUNTING PRONOUNCEMENTS

Financial Instruments, Other Comprehensive Income and Equity

The Canadian Institute of Chartered Accountants (the "CICA") has issued a new standard that sets out comprehensive requirements for recognition and measurement of financial instruments. Under this new standard, an entity would recognize a financial asset or liability only when the entity becomes a party to the contractual provisions of the financial instrument. Financial assets and financial liabilities would, with certain exceptions, be initially measured at fair value. After initial recognition, the measurement of financial assets would vary depending on the category of the asset: financial assets held for trading (at fair value with the unrealized gains and losses on assets recorded in income), held-to-maturity investments (at amortized cost), loans and receivables (at amortized cost), and available-for-sale financial assets (at fair value with the unrealized gains and losses on assets recorded in comprehensive income).

Financial liabilities held for trading would be subsequently measured at fair value while all other financial liabilities would be subsequently measured at amortized cost using the effective interest method.

In conjunction with the new standard on financial instruments as discussed above, a new standard on reporting and display of comprehensive income has also been issued. A statement of comprehensive income would be included in a full set of financial statements for both interim and annual periods under this new standard. Comprehensive income is defined as the change in equity (net assets) of an enterprise during a period from transactions and other events and circumstances from non-owner sources. The new statement would present net income and each component to be recognized in other comprehensive income. Likewise, the CICA has adopted a new standard on equity that would require the separate presentation of: the components of equity (retained earnings, accumulated other comprehensive income, the total of retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves); and the changes in equity arising from each of these components of equity.

These new standards are effective for Trilogy for the year ending December 31, 2007. The main impact of these standards to Trilogy is the presentation of a statement of comprehensive income as part of its basic consolidated financial statements.

Accounting Changes

The CICA revised Handbook 1506 *(Accounting Changes)* establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. Effective for interim and annual financial statements relating to years beginning on/after January 1, 2007, Trilogy will be subject to the following recommendations for changes in accounting policies, changes in accounting estimates and correction of errors:

- Changes in accounting policy are applied retrospectively unless doing so is impracticable, or the change in accounting policy is made on initial application of a primary source of GAAP in accordance with specific transitional provisions in that primary source of GAAP. A change in accounting estimate is generally recognized prospectively.
- Voluntary changes in accounting policy are only made if they result in the financial statements providing reliable and more relevant information. Material prior period errors are corrected retrospectively.
- New disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors.

RISKS AND UNCERTAINTIES

Entities involved in the exploration for and production of oil and natural gas face a number of risks and uncertainties inherent in the industry. Trilogy's performance is influenced by commodity pricing, transportation and marketing constraints and government regulation and taxation.

Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.

Stability in natural gas pricing is available through the use of short and long-term contract arrangements. Trilogy utilizes a combination of these types of contracts, as well as spot markets, in its natural gas pricing strategy. As the majority of the Trust's natural gas sales are priced to U.S. markets, the Canada/U.S. exchange rate can strongly affect revenue.

Oil prices are influenced by global supply and demand conditions as well as by worldwide political events. As the price of oil in Canada is based on a US benchmark price, variations in the Canada/U.S. exchange rate further affect the price received by Trilogy for its oil.

The Trust's access to oil and natural gas sales markets is restricted, at times, by pipeline capacity. In addition, it is also affected by the proximity of pipelines and availability of processing equipment. Trilogy intends to control as much of its marketing and transportation activities as possible in order to minimize any negative impact from these external factors.

The oil and gas industry is subject to extensive controls, regulatory policies and income taxes imposed by the various levels of government. These controls and policies, as well as income tax laws and regulations, are amended from time to time. Trilogy has no control over government intervention or taxation levels in the oil and gas industry; however, it operates in a manner intended to ensure that it is in compliance with all regulations and is able to respond to changes as they occur.

Trilogy's operations are subject to the risks normally associated with the oil and gas industry including hazards such as unusual or unexpected geological formations, high reservoir pressures and other conditions involved in drilling and operating wells. The Trust attempts to minimize these risks using prudent safety programs and risk management, including insurance coverage against potential losses.

The Trust recognizes that the industry is faced with an increasing awareness of the environmental impact of oil and gas operations. Trilogy has reviewed the environmental risks to which it is exposed and has determined that there is no current material impact on the Trust's operations; however, the cost of complying with environmental regulations is increasing. Trilogy intends to ensure continued compliance with environmental legislation.

FINANCIAL REPORTING AND DISCLOSURE CONTROLS

Management has assessed the effectiveness of the Trust's financial reporting disclosure controls and procedures as at December 31, 2006, and has concluded that such financial reporting disclosure controls and procedures were effective as at that date. In addition, management has designed adequate internal controls over financial reporting as at December 31, 2006.

ADVISORIES

Forward-looking Statements and Information

Certain statements included in this document constitute forward-looking statements under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "budget" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include but are not limited to capital expenditures, business strategy and objectives, net revenue, future production levels, development plans and the timing thereof, operating and other costs, royalty rates etc.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this document, assumptions have been made regarding, among other things:

- the ability of Trilogy to obtain equipment, services and supplies in a timely manner to carry out its activities;
- the ability of Trilogy to market oil and natural gas successfully to current and new customers;

- the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
- the timely receipt of required regulatory approvals;
- the ability of Trilogy to obtain financing on acceptable terms;
- currency, exchange and interest rates; and
- future oil and gas prices.

Although Trilogy believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Trilogy can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Trilogy and described in the forward-looking statements or information These risks and uncertainties include but are not limited to:

- the ability of management to execute its business plan;
- the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
- risks and uncertainties involving geology of oil and gas deposits;
- risks inherent in Trilogy's marketing operations, including credit risk;
- the uncertainty of reserves estimates and reserves life;
- the uncertainty of estimates and projections relating to production, costs and expenses;
- potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
- Trilogy's ability to enter into or renew leases;
- fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
- health, safety and environmental risks;
- uncertainties as to the availability and cost of financing;
- the ability of Trilogy to add production and reserves through development and exploration activities;
- weather and general economic and business conditions;
- the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
- uncertainty in amounts and timing of royalty payments;
- imprecision in estimates of product sales, tax pools, tax shelter and tax deductions available to Trilogy and changes to tax legislation and regulation applicable to Trilogy.
- risks associated with existing and potential future law suits and regulatory actions against Trilogy;
- hiring/maintaining staff; and
- other risks and uncertainties described elsewhere in this document or in Trilogy's other filings with Canadian securities authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Trilogy undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Non-GAAP Measures

In this document, Trilogy uses the terms "funds flow from operations", "funds flow from operations per Trust Unit" and "net debt", collectively the "Non-GAAP measures", as indicators of Trilogy's financial performance. The Non-GAAP measures do not have a standardized meaning prescribed by Canadian generally accepted accounting principles ("GAAP") and, therefore are unlikely to be comparable to similar measures presented by other issuers.

"Funds flow from operations" refers to the cash flows from operating activities before net changes in operating working capital. The most directly comparable measure to "funds flow from operations" calculated in accordance with GAAP is the cash flows from operating activities. "Funds flow from operations" can be reconciled to cash flows from operating activities by adding (deducting) the net change in working capital as shown in the consolidated statements of cash flows. "Net debt" is calculated as current liabilities minus current assets plus long-term debt and unit-based compensation liability. The components described for "net debt" can be derived directly from Trilogy's consolidated balance sheets. Management believes that the Non-GAAP measures provide useful information to investors as indicative measures of performance.

Investors are cautioned that the Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, as set forth above, or other measures of financial performance calculated in accordance with GAAP.

Numerical References

All references in this MD&A are to Canadian dollars unless otherwise indicated.

This document contains disclosure expressed as "Boe", "MBoe", "Boe/d", "Mcf", "Mcf/d", "MMcf", "MMcf/d" and "Bcf". All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

ADDITIONAL INFORMATION

Trilogy is a petroleum and natural gas-focused Canadian energy trust. Trilogy's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN". Additional information about Trilogy, including Trilogy's Annual Information Form, is available at www.sedar.com.

File No. 82-34876

TRILOGY ENERGY TRUST
4100, 350 – 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

CERTIFICATE

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services
The Manitoba Securities Commission
Ontario Securities Commission

Autorité des marchés financiers (Québec)
Nova Scotia Securities Commission
Office of the Administrator, Department of
- New Brunswick
Registrar of Securities - Prince Edward Island
Newfoundland and Labrador Securities

Reference is made to the undertaking of Trilogy Energy Trust (the "Trust") dated December 22, 2005 to the securities commissions noted herein (the "Undertaking").

Pursuant to part (iii) of the Undertaking, I, Michael G. Kohut, Chief Financial Officer of Trilogy Energy Ltd., hereby certify, for and behalf of the Trust and not in my personal capacity, that the Trust has complied with the Undertaking.

DATED the 5th day of March, 2007.

TRILOGY ENERGY TRUST,
By its Administrator, Trilogy Energy Ltd.

Per: *"Michael G. Kohut"*
Michael G. Kohut
Chief Financial Officer

TRILOGY
ENERGY TRUST

Form 52-109F1

Certification of Annual Filings

I, Michael G. Kohut, Chief Financial Officer of Trilogy Energy Ltd., administrator of Trilogy Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Trilogy Energy Trust (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 5, 2007

/s/ Michael G. Kohut
Michael G. Kohut
Chief Financial Officer

TRILOGY
ENERGY TRUST

Form 52-109F1

Certification of Annual Filings

I, James H.T. Riddell, Chief Executive Officer of Trilogy Energy Ltd., administrator of Trilogy Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Trilogy Energy Trust (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 5, 2007

/s/ James H.T. Riddell
James H.T. Riddell
Chief Executive Officer

NATIONAL INSTRUMENT 44-101
AUTHORIZATION OF INDIRECT COLLECTION OF PERSONAL INFORMATION

The attached Schedule 1 contains information concerning the name, position with or relationship to the issuer, name and address of employer, if other than the issuer, residential address, date and place of birth and citizenship of each director, executive officer, promoter, if any, and each director and executive officer of the promoter, if any, of the issuer named below (the "Issuer") as required by securities legislation, unless previously delivered to the regulator. The Issuer hereby confirms that each person or company listed on Schedule 1:

(a) has been notified by the Issuer

(i) of the Issuer's delivery to the regulator of the information pertaining to the person or company as set out in Schedule 1,

(ii) that such information is being collected indirectly by the regulator under the authority granted to it in securities legislation,

(iii) that such information is being collected for the purpose of enabling the regulator to discharge his/her obligations under the provisions of securities legislation that, among other things, require or permit the regulator to refuse to issue a receipt for a prospectus if it appears to the regulator that the past conduct of management or promoters of the issuer affords reasonable grounds for belief that the business of the issuer will not be conducted with integrity and in the best interests of its security holders, and

(iv) that the title, business address and business telephone number of the public official in the local jurisdiction who can answer questions about the regulator's indirect collection of the information is as follows:

Executive Director
Alberta Securities Commission
Suite 400
300-5th Avenue S.W.
Calgary, Alberta T2P 3C4
(403) 297-4228

(b) has authorized the indirect collection of the information by the regulator.

Date: March 2, 2007

TRILOGY ENERGY TRUST, by its Administrator, TRILOGY ENERGY LTD.

By: *"Gail L. Yester"*
Gail L. Yester
Corporate Secretary

Schedule 1
Personal Information to Appendix A
Authorization of Indirect Collection of Personal Information
TRILOGY ENERGY TRUST

Name and Position with or Relationship to Issuer	Name and Address of Employer, if other than Issuer	Residential Address	Date and Place of Birth	Citizenship
Wilfred Arthur Gobert Director	Independent Businessman 135 Stonepine Dr. S.W. Calgary, Alberta T3Z 3B4	135 Stonepine Drive S.W. Calgary, Alberta T3Z 3B4	1948-04-26 Chatham, Ontario	Canadian
Michael George Kohut Chief Financial Officer		100 Sienna Hills View S.W. Calgary, Alberta T3H 2Y8	1966-03-19 Red Deer, Alberta	Canadian
Gail Lynn Yester General Counsel, Corporate Secretary		1827 Cayuga Cr. N.W. Calgary, Alberta T2L 0N7	1956-09-13 Calgary, Alberta	Canadian

END